                                                              FILE NO. [_______]



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------


                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


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                           FIRSTENERGY CORP.                                 GPU, INC.
                         76 SOUTH MAIN STREET                            300 MADISON AVENUE
                           AKRON, OHIO 44308                            MORRISTOWN, NJ 07962

                 (NAMES OF COMPANIES FILING THIS STATEMENT AND ADDRESSES OF PRINCIPAL EXECUTIVE OFFICES)


                         LEILA L. VESPOLI                                      IRA H. JOLLES
                        VICE PRESIDENT AND                               SENIOR VICE PRESIDENT AND
                          GENERAL COUNSEL                                     GENERAL COUNSEL
                         FIRSTENERGY CORP.                                       GPU, INC.
                       76 SOUTH MAIN STREET                                  300 MADISON AVENUE
                         AKRON, OHIO 44308                                 MORRISTOWN, NJ 07962

                                  (NAMES AND ADDRESSES OF AGENTS FOR SERVICE)
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         The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

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                           MICHAEL F. CUSICK                                 WILLIAM J. HARMON
                  Winthrop, Stimson, Putnam & Roberts                    Jones, Day, Reavis & Pogue
                        One Battery Park Plaza                                 77 West Wacker
                       New York, New York 10004                           Chicago, Illinois 60601
                            (212) 858-1000                                     (312) 782-3939
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                               DOUGLAS E. DAVIDSON
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 603-2000


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                                TABLE OF CONTENTS
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ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.....................................................................1

A.    DESCRIPTION OF PARTIES TO THE TRANSACTION..................................................................2

                  1.    GENERAL DESCRIPTION OF FIRSTENERGY AND ITS AFFILIATES....................................2


                  (a) FIRSTENERGY................................................................................2

                  (b) ATSI.......................................................................................3

                  (c) OHIO EDISON................................................................................3

                  (d) PENN POWER.................................................................................4

                  (e) CLEVELAND ELECTRIC.........................................................................4

                  (f) TOLEDO EDISON..............................................................................5

                  (g) FIRSTENERGY PROPERTIES.....................................................................5

                  (h) FIRSTENERGY VENTURES.......................................................................5

                  (i) FIRSTENERGY TRADING........................................................................6

                  (j) FIRSTENERGY TRANSFER.......................................................................6

                  (k) FIRSTENERGY FACILITIES.....................................................................6

                  (l) MARBEL.....................................................................................6

                  (m) FIRSTENERGY SERVICES.......................................................................7

                  (n) FE ACQUISITION.............................................................................7

                  (o) FIRSTENERGY NUCLEAR........................................................................7

                  (p) FELHC......................................................................................7

                  2.    DESCRIPTION OF UTILITY OPERATIONS OF FIRSTENERGY AND ITS AFFILIATES......................7
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                  (a) FIRSTENERGY'S AFFILIATES' UTILITY OPERATIONS...............................................7

                             (i)    OHIO EDISON AND PENN POWER...................................................7

                             (ii)   OVEC AND IKEC................................................................8

                             (iii)  CLEVELAND ELECTRIC...........................................................8

                             (iv)   TOLEDO EDISON................................................................9

                  (b) TRANSMISSION SYSTEM........................................................................9

                  (c) UTILITY REGULATION........................................................................10

                  (d) CORPORATE SEPARATION PLAN.................................................................10

                             (i)    OHIO LEGISLATION REQUIRING RESTRUCTURING....................................10

                             (ii)   THE TRANSITION PLAN.........................................................10

                  3.    GENERAL DESCRIPTION OF GPU AND ITS AFFILIATES...........................................12


                  (a) JCP&L.....................................................................................12

                  (b) PENELEC...................................................................................12

                  (c) MET-ED....................................................................................13

                  (d) GPU CAPITAL AND GPU ELECTRIC..............................................................13

                  (e) GPUI AND GPU POWER........................................................................13

                  (f) GPUAR AND GPU TELCOM......................................................................14

                  (g) MYR.......................................................................................14

                  (h) GPU SERVICE...............................................................................14

                  (i) GPU NUCLEAR...............................................................................14

                  4.    DESCRIPTION OF GPU'S DOMESTIC UTILITY OPERATIONS........................................14


                  (a) DOMESTIC UTILITY OPERATIONS OF THE GPU ENERGY COMPANIES...................................14

                  (b) TRANSMISSION SYSTEM.......................................................................15
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                  (c) UTILITY REGULATION........................................................................16

B.             DESCRIPTION OF THE PROPOSED TRANSACTION..........................................................16

                  1.    ELECTION RIGHT..........................................................................16

                  2.    CONSEQUENCES OF OVER- AND UNDER-ELECTION................................................17

                  3.    NO FRACTIONAL SHARES....................................................................17

                  4.    TAX ADJUSTMENT..........................................................................17

C.             REASONS FOR AND ANTICIPATED EFFECTS OF THE PROPOSED TRANSACTION..................................18

                  1.    STRATEGIC ADVANTAGES....................................................................18

                  2.    COMPETITIVE PRICES AND SERVICES.........................................................18

                  3.    SERVICE TO MORE CUSTOMERS...............................................................18

                  4.    COST REDUCTION..........................................................................18

D.             ADDITIONAL INFORMATION...........................................................................19


ITEM 2.  FEES, COMMISSIONS AND EXPENSES..........................................................................19


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.........................................................................19


A.             SECTION 10(b).....................................................................................20

                  1.    SECTION 10(b)(1).........................................................................20


                  (a) INTERLOCKING RELATIONS.....................................................................20

                  (b) CONCENTRATION OF CONTROL...................................................................21

                  2.    SECTION 10(b)(2)--FAIRNESS OF CONSIDERATION AND FEES.....................................24



                  (a) FAIRNESS OF CONSIDERATION.................................................................24

                  (b) REASONABLENESS OF FEES....................................................................24
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                  3.    SECTION 10(b)(3)........................................................................25



                  (a) CAPITAL STRUCTURE.........................................................................25

                  (b) PUBLIC INTEREST, INTEREST OF INVESTORS AND CONSUMERS, AND PROPER
                            FUNCTIONING OF HOLDING COMPANY SYSTEM ..............................................27

B.             SECTION 10(c)....................................................................................27

                  1.    SECTION 10(c)(1)........................................................................27



                  (a) SECTION 8 ANALYSIS........................................................................27

                  (b) SECTION 11 ANALYSIS.......................................................................28

                             (i)    INTEGRATION.................................................................28

                             (ii)   STRUCTURE AND VOTING POWER..................................................32

                             (iii)  RETENTION BY FIRSTENERGY OF NON-UTILITY BUSINESSES..........................33

                  2.    SECTION 10(c)(2).  EFFICIENCIES AND ECONOMIES...........................................34

C.             SECTION 10(f)....................................................................................35


ITEM 4.  REGULATORY APPROVALS...................................................................................35


A.             FEDERAL POWER ACT................................................................................36

B.             STATE PUBLIC UTILITY REGULATION..................................................................36

C.             ATOMIC ENERGY ACT................................................................................37

D.             ANTITRUST CONSIDERATIONS.........................................................................37

E.             TELECOMMUNICATIONS...............................................................................37

F.             OTHER............................................................................................37


ITEM 5.  PROCEDURE..............................................................................................37



ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS......................................................................38
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A.             EXHIBITS.........................................................................................38

B.             FINANCIAL STATEMENTS.............................................................................41


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS................................................................42
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


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

                                  INTRODUCTION

         Pursuant to Sections (9)(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "1935 Act" or the "Act"), FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), hereby requests that the Securities and Exchange Commission (the "Commission") issue an order approving the proposed acquisition by FirstEnergy of all the issued and outstanding voting securities of the following three U.S. electric utility operating subsidiaries of GPU, Inc., a Pennsylvania corporation ("GPU"): Jersey Central Power & Light Company ("JCP&L"), Pennsylvania Electric Company ("Penelec") and Metropolitan Edison Company ("Met-Ed"). GPU and FirstEnergy are hereinafter collectively referred to as the "Applicants," and JCP&L, Met-Ed and Penelec (each of which is doing business as "GPU Energy") are referred to herein as the "GPU Energy Companies." Met-Ed owns all of the voting securities of York Haven Power Company, a Pennsylvania corporation ("York Haven"). FirstEnergy will acquire such voting securities of the GPU Energy Companies through its merger with GPU pursuant to the terms of the Agreement and Plan of Merger, dated as of August 8, 2000 (the "Merger Agreement"), between FirstEnergy and GPU. The Merger Agreement is filed as Exhibit B-1 hereto. The Merger Agreement provides for, among other things, the merger of GPU with and into FirstEnergy in accordance with the laws of Pennsylvania (the "Merger"), with FirstEnergy continuing as the surviving corporation.

         As described below, under the terms of the Merger Agreement, FirstEnergy will pay cash for 50%, and issue FirstEnergy common shares for 50%, of the shares of GPU common stock outstanding at the time the Merger is completed, subject to a certain tax adjustment described below. Each GPU shareholder (unless he or she has dissented) will have the opportunity to elect to receive cash for all of his or her GPU shares, FirstEnergy shares for all of his or her GPU shares, or cash for a portion and FirstEnergy shares for the rest of his or her GPU shares.(1)

         The Merger will be accounted for on a purchase accounting basis in accordance with accounting principles generally accepted in the United States.

         GPU's net assets must be adjusted to fair market value on FirstEnergy's balance sheet as of the date of completion. To the extent the purchase price exceeds the fair market value of GPU's net assets, goodwill will be recognized on the balance sheets of GPU's subsidiaries and therefore on the post-Merger consolidated balance sheet of FirstEnergy. Any goodwill resulting from the Merger will be amortized over a period not to exceed 40 years. If the purchase price is less than the fair market value of GPU's net assets, the value of GPU's fixed assets will be


--------

(1) Under the Merger Agreement, however, unless an adjustment is made as a result of tax considerations, 50% of all issued and outstanding shares of GPU common stock must be exchanged for cash and 50% must be exchanged for FirstEnergy common stock. The elections of GPU shareholders to receive cash or FirstEnergy common shares are subject to proration because of this provision and also because of a possible adjustment controlled by tax considerations.

reduced accordingly. No adjustment will be made to FirstEnergy's pre-Merger assets and liabilities in connection with the Merger.

         FirstEnergy is a holding company exempt from the registration requirements of the 1935 Act. FirstEnergy has claimed an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Rule 2 thereunder.(2) FirstEnergy directly owns all of the issued and outstanding voting securities of Ohio Edison Company, an Ohio corporation ("Ohio Edison"), American Transmission Systems, Incorporated, an Ohio corporation ("ATSI"), The Cleveland Electric Illuminating Company, an Ohio corporation ("Cleveland Electric"), and The Toledo Edison Company, an Ohio corporation ("Toledo Edison"), and indirectly owns all of the issued and outstanding voting securities of Pennsylvania Power Company, a Pennsylvania corporation ("Penn Power"). Herein, "FirstEnergy Companies" refers to Ohio Edison, Cleveland Electric, Toledo Edison and Penn Power, collectively. ATSI and the FirstEnergy Companies are all "public-utility companies" as defined in the 1935 Act.

         Ohio Edison owns all of the issued and outstanding voting securities of Penn Power and is also a "holding company" as defined in the 1935 Act. Ohio Edison is currently exempt from the registration and other requirements of the 1935 Act, other than from Section 9(a)(2) thereof, pursuant to Section 3(a)(2) thereof.(3)

         GPU is a registered holding company under the Act and owns all of the outstanding voting securities of the GPU Energy Companies. Following consummation of the Merger, FirstEnergy will register with the Commission as a holding company under the Act.

         Post-Merger, FirstEnergy will hold as first tier subsidiaries seven public utility companies: Ohio Edison, Cleveland Electric, Toledo Edison, JCP&L, Penelec, Met-Ed and ATSI. FirstEnergy will hold as second tier subsidiaries Penn Power and York Haven. See Post-Merger Organizational Chart, filed by amendment as Exhibit K-1 hereto. FirstEnergy will also own a number of non-utility subsidiaries as hereinafter described.

         A.       DESCRIPTION OF PARTIES TO THE TRANSACTION

                  1.       GENERAL DESCRIPTION OF FIRSTENERGY AND ITS
                           AFFILIATES.

                           (a) FIRSTENERGY. FirstEnergy was organized under
Ohio law in 1996 and became a holding company after the merger of Ohio Edison and Centerior Energy Corporation in November 1997. The principal executive offices of FirstEnergy are located in Akron, Ohio.

         FirstEnergy's principal business is the holding of all of the issued and outstanding voting securities of the following fourteen direct active subsidiaries: ATSI; Ohio Edison; Cleveland

----------

(2) See FirstEnergy Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 29, 2000, filed as Exhibit H-1 hereto.

(3) See Ohio Edison Company, Holding Co. Act Release No. 21019 (April 26, 1979).

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Electric; Toledo Edison; FirstEnergy Properties, Inc. ("FirstEnergy
Properties"); FirstEnergy Ventures Corp. ("FirstEnergy Ventures"); FirstEnergy Trading Services, Inc. ("FirstEnergy Trading");(4) FirstEnergy Securities Transfer Company ("FirstEnergy Transfer"); FirstEnergy Facilities Services Group, LLC ("FirstEnergy Facilities"); MARBEL Energy Corporation ("MARBEL"); FirstEnergy Services Corp. ("FirstEnergy Services"); FE Acquisition Corp. ("FE Acquisition"); FirstEnergy Nuclear Operating Company ("FirstEnergy Nuclear"); and FELHC, Inc. ("FELHC"); and all of the issued and outstanding voting securities of the following three direct inactive subsidiaries: Centerior Service Company ("Centerior Service"), Fertile Earth, Inc. ("Fertile Earth") and FE Holdings, L.L.C. ("FE Holdings"). Unless otherwise noted, all these subsidiaries are incorporated in the State of Ohio and have their principal offices in Akron, Ohio.

         FirstEnergy also owns a 15% interest in First Communications, LLC ("First Communications"), with options to acquire up to a 50% interest, and a 5.38% interest in Pantellos Corporation ("Pantellos"). First Communications provides telecommunications services utilizing a nation-wide fiber-optic network. First Communications offers a full plan of services including long distance, toll free services, advanced data solutions (including DSL, private line service and network applications) and PCS wireless. Pantellos operates and manages an open, independent Internet e-marketplace for the purchase of goods and services between the energy industry and its suppliers.

         FirstEnergy maintains other interests in non-utility businesses. Such interests are outlined in Exhibit L-1 hereto, which will be filed by amendment.

                           (b) ATSI. ATSI was organized under Ohio law in 1998.
ATSI is a "public-utility company" as defined in the Act. ATSI acquired certain transmission assets on August 31, 2000, from the FirstEnergy Companies. ATSI owns and operates certain major, high-voltage transmission facilities, which consist of approximately 7,100 circuit miles of transmission lines with nominal voltages of 345 kV, 138 kV and 69 kV. There are 37 interconnections with six neighboring control areas.

         ATSI's transmission system offers gateways into the East via high capacity ties with Pennsylvania-New Jersey-Maryland Interconnection LLC ("PJM") through Penelec, Duquesne Light Company and Allegheny Energy, Inc. ("Allegheny Energy"), into the north through multiple 345 kV high-capacity ties with Michigan Electric Coordination Systems ("MECS"), and into the South through ties with American Electric Power Company, Inc. ("AEP") and Dayton Power & Light Company ("Dayton Power"). In addition, ATSI is the control area operator for the FirstEnergy system. ATSI plans, operates and maintains the transmission system in accordance with the requirements of the North American Electric Reliability Council and applicable regulatory agencies to ensure reliable service to FirstEnergy's customers.

                           (c) OHIO EDISON. Ohio Edison was organized under Ohio
law in 1930 and is both a public utility and a public utility holding company which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof). Ohio Edison


----------

(4) An application to merge FirstEnergy Trading into FirstEnergy Services is currently pending before the Federal Energy Regulatory Commission (the "FERC").

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engages in the generation, distribution and sale of electric energy to approximately 992,000 customers within a 7,500 square-mile area of central and northeastern Ohio.

         Ohio Edison owns all of the issued and outstanding voting securities of Penn Power. Ohio Edison also owns directly 16.5% of the issued and outstanding voting securities of Ohio Valley Electric Corporation, an Ohio corporation ("OVEC") (which, in turn, owns all of the issued and outstanding voting securities of Indiana-Kentucky Electric Corporation ("IKEC")). OVEC is a public utility company organized under Ohio law in 1952. On the same date, IKEC was organized under Indiana law. The two companies were formed by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power and Toledo Edison) to furnish electric service in the Ohio River Valley for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the Nuclear Regulatory Commission ("NRC").

         In addition to Penn Power, Ohio Edison has seven other wholly owned subsidiaries organized, unless otherwise noted, under Ohio law: (i) OES Capital, Incorporated, re-organized in December 1999 under Delaware law; (ii) OES Fuel, Incorporated; (iii) OES Finance, Incorporated; (iv) Ohio Edison Financing Trust, organized under Delaware law; (v) Ohio Edison Financing Trust II, organized under Delaware law;(5) (vi) OES Nuclear, Incorporated; and (vii) OES Ventures, Incorporated ("OES Ventures"). These subsidiaries manage and finance nuclear fuel for Ohio Edison and Penn Power, finance certain electric accounts receivable, provide structures for investment in energy-related projects and the raising of capital by Ohio Edison, finance and manage business opportunities not directly related to the provision of electric service, or provide other energy-related products and services. Ohio Edison's seventh subsidiary, OES Ventures has a 49% beneficial interest in the PNBV Capital Trust, a business trust organized under Delaware law to facilitate the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Nuclear Power Station Unit No. 2 and Perry Nuclear Power Plant Unit No. 1 and the resultant reduction in effective cost to Ohio Edison under those leases. Finally, Ohio Edison has a 49% interest in FirstEnergy Engineering, Incorporated, a corporation that provides engineering services at cost as a subcontractor on construction projects undertaken by Ohio Edison for third parties.

                           (d) PENN POWER. Penn Power was organized under
Pennsylvania law in 1930. Penn Power is also authorized to do business and owns property in Ohio. Penn Power is a public utility furnishing electric service to approximately 138,000 customers in a 1,500 square mile area of western Pennsylvania.

                           (e) CLEVELAND ELECTRIC. Cleveland Electric was
organized under Ohio law in 1892 and is a public utility engaged primarily in the generation, distribution and sale of electric energy to approximately 738,000 customers in an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. It has one subsidiary, Centerior Funding Corporation, which is a Delaware corporation organized in 1996 that finances accounts receivable. It also owns 10% of The Toledo Edison Capital Corporation ("TECC"), which is a


----------

(5) Ohio Edison Financing Trust II is inactive.

Delaware corporation organized in 1997 that makes equity investments in Delaware business trusts that hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.

                           (f) TOLEDO EDISON. Toledo Edison was organized under
Ohio law in 1901 and is a public utility engaged primarily in the generation, distribution and sale of electric energy to approximately 302,000 customers in an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. It owns 90% of TECC. Toledo Edison owns directly 4% of the issued and outstanding voting securities of OVEC.

                           (g) FIRSTENERGY PROPERTIES. FirstEnergy Properties
was organized in 1929 and primarily manages FirstEnergy's non-residential real estate. It has one subsidiary, BSG Properties, Inc., organized in 1996, that pursues real estate development for FirstEnergy.

                           (h) FIRSTENERGY VENTURES. FirstEnergy Ventures was
organized in 1971. Its principal business involves the ownership of stock investments in certain unregulated enterprises and business ventures. It has eight subsidiaries organized under Ohio law: (i) Centerior Power Enterprises, Inc. which, will be dissolved upon the planned cancellation of a contract which required it (together with CPICOR Management LLC, a non-affiliate) to implement the Department of Energy clean coal project; (ii) Centerior Energy Services, Inc., which provides various energy consulting services related to energy management and procurement under the registered trade name the "E Group"; (iii) Advanced Technologies Development Corp., which owns fiber optics cables, communications towers and electronics for cell siting operations, as well as some proprietary software for telecommunications services; (iv) Centerior Communications Holdings, Inc., which holds an equity investment in Fiber Venture Equity, Inc. ("Fiber Venture");(6) (v) Bay Shore Power Company, which proposes to provide steam to a Toledo Edison generating unit and a nonaffiliated refinery; (vi) FirstEnergy Fuel Marketing Company, which provides products and services to electricity generators and industrial fuel suppliers, including logistics services, contract administration, inventory management and fuel blending; (vii) FirstEnergy Telecommunications Corp., which will be a competitive telecommunications services provider offering services only in the regulated activities area and which has applied for approval to operate as a public utility within the definition of "utilities" in the State of Ohio and has applied for "exempt telecommunications company" ("ETC") status with the Federal Communications Commission ("FCC"); and (viii) Warrenton River Terminal, Ltd., which owns facilities for the transloading of bulk materials on the Ohio River. FirstEnergy Ventures is also part owner of four Ohio limited liability companies: Eastroc, LLC ("Eastroc"), Eastroc Technologies, LLC ("Eastroc Technologies") and Engineered Processes, Ltd. ("Engineered Processes"), which own or apply technologies for the production of gypsum products; and Carbon Plus, LLC ("Carbon Plus"), which converts nonhazardous waste by-products into new products. Divestitures of Eastroc, Eastroc Technologies and Engineered Processes are expected by December 1, 2000, and a sale of Carbon Plus is pending.


----------

(6) Fiber Venture owns a 6.5% interest in America's Fiber Network, LLC ("AFN"). AFN is a super-regional fiber optics joint venture of six energy and telecommunications companies initially offering 7,000 route miles of high-speed fiber connecting major markets in the eastern and central United States.

                           (i) FIRSTENERGY TRADING. FirstEnergy Trading is an
Ohio corporation organized in 1995 that is a natural gas and power marketer in wholesale markets. A merger between FirstEnergy Trading and FirstEnergy Services (with FirstEnergy Services to be the surviving corporation), has been approved by the Boards of Directors of the respective companies and a joint application to the FERC was filed on October 11, 2000 and is currently pending. Based on the absence of protests, FirstEnergy expects FERC approval on or before December 15, 2000.

                           (j) FIRSTENERGY TRANSFER. FirstEnergy Transfer is an
Ohio corporation organized in 1997 to act as transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries. It does not act as a transfer agent or registrar for nonaffiliated companies.

                           (k) FIRSTENERGY FACILITIES. FirstEnergy Facilities is
a provider of mechanical contracting, facilities management and energy management services. It is the parent company of eleven direct subsidiaries serving a diverse group of regional and national customers. These subsidiaries consist of the following: (i) Ancoma, Inc. of Rochester New York (New York corporation); (ii) Colonial Mechanical Corporation of Richmond, Virginia (a Virginia corporation); (iii) Webb Technologies, Inc. of Norfolk, Virginia (a Virginia corporation); (iv) Dunbar Mechanical Inc. of Toledo, Ohio (Ohio corporation); (v) Edwards Electrical & Mechanical, Inc. of Indianapolis, Indiana (Indiana corporation); (vi) Elliott-Lewis Corporation ("Elliot-Lewis") of Philadelphia, Pennsylvania (Pennsylvania corporation);(7) (vii) L.H. Cranston and Sons, Inc. of Timonium, Maryland (Maryland corporation); (viii) Roth Bros., Inc. of Youngstown, Ohio (Ohio corporation); (ix) The Hattenbach Company of Cleveland, Ohio (Ohio corporation); (x) R. P. C. Mechanical, Inc. of Cincinnati, Ohio (Ohio corporation); and (xi) Spectrum Controls Systems, Inc. of Cincinnati, Ohio (Ohio corporation).

                           (l) MARBEL. MARBEL is a natural gas pipeline company.
MARBEL owns interests in more than 1,800 gas and oil wells and holds interests in more than 200,000 undeveloped acres in eastern and central Ohio. MARBEL's subsidiaries include the Northeast Ohio Operating Companies, Inc. ("Northeast OOC"), a non-utility holding company, and Marbel Holdco, Inc., which holds FirstEnergy's 50% ownership in Great Lakes Energy Partners, LLC ("Great Lakes").

         Great Lakes is an oil and gas exploration and production company in a joint venture with Range Resources Corporation and holds a majority of its assets in the Appalachian Basin, including more than 7,700 oil and natural gas wells, drilling rights on nearly 1 million acres, proven resources of 450 billion cubic feet equivalent of natural gas and oil, and 5,000 miles of pipeline. Great Lakes also owns intrastate gas pipelines and a small interstate pipeline between Ohio and West Virginia.

         Northeast Ohio Natural Gas Corp. is a pipeline company. It is a wholly owned subsidiary of Northeast OOC.


----------

(7) Elliot-Lewis owns all of the issued and outstanding stock of A.A. Duckett, Inc., Sautter Crane Rental, Inc., E-L Enterprises, Inc., R.L. Anderson, Inc., and Modern Air Conditioning, Inc.

                           (m) FIRSTENERGY SERVICES. FirstEnergy Services offers
energy-related products and services. A sales group was established within FirstEnergy Services to pursue sales in the unregulated gas and electric markets. FirstEnergy Services has two wholly owned subsidiaries, Penn Power Energy, Inc. ("Penn Power Energy") and FirstEnergy Generation Corp. ("GenCo"). Penn Power Energy provides electric generation services and other energy services to Pennsylvania customers under Pennsylvania's Electric Choice Program. GenCo will operate fossil fuel plants and the Seneca pumped storage plant (most of which it will lease from the FirstEnergy Companies), all of the output of which will be sold at wholesale prices to FirstEnergy Services, when the reorganization described under "Corporate Separation Plan," INFRA, is effective. As discussed above, a proposed merger of FirstEnergy Services and FirstEnergy Trading is pending before the FERC.

                           (n) FE ACQUISITION. FE Acquisition holds all of the
outstanding shares of Mid-Atlantic Energy Development Co. ("Mid-Atlantic"). Mid-Atlantic owns the three 130 MW gas fired peaking turbines, which are not yet in service, at Richland, Ohio. Subject to FERC approval, Mid-Atlantic intends to sell the turbines to GenCo effective January 1, 2001, prior to their going into service, and will thereafter be dissolved. The output of these turbines will be sold as described in the preceding paragraph.

                           (o) FIRSTENERGY NUCLEAR. FirstEnergy Nuclear operates
the Davis-Besse Nuclear Power Station, the Perry Nuclear Power Plant and the Beaver Valley Nuclear Power Station under the supervision and direction of the owners of those facilities.

                           (p) FELHC. FELHC serves as licensee on all the FCC
radio licenses for the FirstEnergy Companies.

         Additional information regarding FirstEnergy's and its subsidiaries' non-utility businesses may be found in Exhibit L-1 hereto (filed by amendment), which considers the retention of such non-utility businesses by the Post-Merger FirstEnergy system.

            2. DESCRIPTION OF UTILITY OPERATIONS OF FIRSTENERGY AND ITS AFFILIATES.

                           (a) FIRSTENERGY'S AFFILIATES' UTILITY OPERATIONS.
FirstEnergy does not own directly any utility properties or perform any utility operations. Its utility operating subsidiaries are described in detail below.

                               (i) OHIO EDISON AND PENN POWER. Ohio Edison
furnishes electric service to communities in a 7,500 square mile area of central and northeastern Ohio. Ohio Edison has ownership interests in certain generating facilities located in Pennsylvania. It also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 1999, the principal source of Ohio Edison's operating revenues was derived from the sale of electricity.

         Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. During the twelve months ended December 31, 1999, the principal source of Penn Power's operating revenues was derived from the sale of electricity.

         Ohio Edison and Penn Power own or lease all or a portion of 31 electric generating units, consisting of 13 coal fired units, three nuclear units, six oil fired units, one gas/oil fired unit and eight diesel generators (located at two sites), which have total net generating capacity of 6,057 megawatts (MW). All of the electric properties owned by Ohio Edison and Penn Power are located in Ohio and Pennsylvania.

         Nine of the 13 coal fired units are 100% owned by Ohio Edison, and all such units are located in Ohio. Four of the 13 coal fired units are held in a combined Ohio Edison-Penn Power ownership along with Toledo Edison and Cleveland Electric.

         The three nuclear units consist of (i) Beaver Valley 1 (810 MW), located in Pennsylvania, (ii) Beaver Valley 2, also located in Pennsylvania and representing a 456 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 55.61%, and (iii) Perry Unit 1, located in Ohio and representing a 421 MW share from a combined Ohio Edison-Penn Power ownership and leasehold interest of 35.24%.

         The six oil-fired units are also located in Ohio and are held in a combined Ohio Edison-Penn Power ownership. The oil/natural gas unit is located in Ohio and is 100% owned by Ohio Edison. The two diesel generator sites are located in Ohio and are held in a combined Ohio Edison-Penn Power ownership.

                               (ii) OVEC AND IKEC. OVEC owns the Kyger Creek
Plant at Cheshire, Ohio, which is a coal-fired facility with a capacity of 1,075 MW. IKEC owns the Clifty Creek Plant at Madison, Indiana, which is a coal-fired facility with a capacity of 1,290 MW. These plants are connected by a 780-mile 345 kV transmission network and are interconnected with the major transmission systems of OVEC's sponsor companies, although OVEC's generation facilities do not interconnect directly with ATSI's transmission system.

                               (iii) CLEVELAND ELECTRIC. Cleveland Electric is
engaged primarily in the generation, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. Cleveland Electric also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Cleveland Electric also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 1999, the principal source of Cleveland Electric's operating revenues was derived from the sale of electricity.

         Cleveland Electric's generating properties consist of all or a portion of (i) 10 units at four fossil fuel plants including the Sammis Plant, located in Stratton, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 454 MW (51.38%) share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) the 435 MW Seneca pumped storage hydroelectric plant located in Warren, Pennsylvania. These Cleveland Electric-owned plants have a net demonstrated capacity of 2,923 MW.

         Cleveland Electric and Toledo Edison, as co-lessees, have leasehold interests of 6.5% (51 MW), 47.56% (371 MW) and 44.38% (355 MW) of Units 1, 2,
and 3, respectively, of the coal-
fired Bruce Mansfield Plant located in Pennsylvania. Cleveland Electric also has a 44.81% ownership share (535 MW) of Perry Unit 1 located in Ohio, and a 24.47% (201 MW) of Beaver Valley 2 located in Pennsylvania, and leases, as co-lessee with Toledo Edison, another 19.88% (163 MW) of Beaver Valley 2. Cleveland Electric owns the distribution facilities located in its service territory in northeastern Ohio for distributing electric energy to its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

                               (iv) TOLEDO EDISON. Toledo Edison is engaged
primarily in the generation, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. Toledo Edison also has ownership interests in certain generating facilities located in Pennsylvania. Toledo Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. During the twelve months ended December 31, 1999, the principal source of Toledo Edison's operating revenues was derived from the sale of electricity.

         Toledo Edison's generating facilities consist of (i) a wholly-owned fossil fuel electric generating station (648 MW), Bay Shore, located in Lucas County, Ohio; (ii) a 429 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) five internal combustion turbine generator units with an aggregate capability of 77 MW located in northwestern Ohio. These plants have a net capacity of 1,137 MW.

         Toledo Edison and Cleveland Electric, as co-lessees, have leasehold interests of 6.5% (51 MW), 47.56% (371 MW) and 44.38% (355 MW) of Units 1, 2 and
3, respectively, of the coal-fired Bruce Mansfield Plant located in Pennsylvania.

         Toledo Edison also has a 19.91% ownership share (238 MW) of Perry Unit
1. Toledo Edison has a tenant-in-common interest and leasehold interest (with Cleveland Electric as co-lessee with respect to 150 MW) in 19.91% (163 MW) in Beaver Valley 2.

         Toledo Edison owns the distribution facilities located in its service territory in northwestern Ohio for distributing electric energy to its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities.

                           (b) TRANSMISSION SYSTEM. The FirstEnergy Companies
own and operate approximately 12,500 MW of generation resources that are connected directly to certain transmission facilities that they transferred to ATSI on September 1, 2000. ATSI owns and operates transmission facilities which currently operate at voltages of generally 345 kV and 138 kV (the "Bulk Transmission System"), and 69 kV facilities (the "Area Transmission System," and together with the Bulk Transmission System, the "Transmission System"). The primary function of the Transmission System is to integrate the generation resources of the FirstEnergy Companies with their native retail and wholesale loads. To perform this network function, the Bulk Transmission System and the Area Transmission System are integrated and operate in a parallel manner to each other. The FirstEnergy Companies also operate low voltage 23, 33, 34.5, and 36 kV facilities.

         The Transmission System consists of over 7,100 circuit miles of transmission lines with nominal voltages of 345 kV, 138 kV and 69 kV. The Transmission System services over 2.2 million customers in a 13,200 square mile area in northern and central Ohio and western Pennsylvania. The Transmission System has 37 interconnections at voltages of 69 kV or higher with six neighboring control areas. The Transmission System is connected to other systems to the East via ties with the PJM, Duquesne Light Company and Allegheny Energy. The Transmission System is connected to other systems to the North through ties with the MECS, and is connected to other systems to the South through ties with AEP and Dayton Power.

         The electric service areas of the GPU Energy Companies and the FirstEnergy Companies are adjacent to, and directly interconnected with, one another. See Maps filed as Exhibits E-1 and E-2 hereto; see also Exhibit E-3 hereto, which will be filed by amendment. As discussed below, the Transmission System is interconnected with the GPU Transmission System (as defined below).

                           (c) UTILITY REGULATION. Ohio Edison, Cleveland
Electric and Toledo Edison are subject to broad regulation as to rates and other matters by the Public Utilities Commission of Ohio (the "PUCO"). Under Ohio law, municipalities may regulate rates, subject to appeal to the PUCO, if not acceptable to the utility. Penn Power is subject to broad regulation as to rates and other matters by the Pennsylvania Public Utility Commission (the "PPUC").

         ATSI, the FirstEnergy Companies and FirstEnergy Trading are also subject to the jurisdiction of the FERC under the Federal Power Act ("FPA") with respect to wholesale electric rates, transmission service and other matters. Construction and operation of nuclear generating units are subject to the regulatory jurisdiction of the NRC.

                           (d) CORPORATE SEPARATION PLAN.

                               (i) OHIO LEGISLATION REQUIRING RESTRUCTURING. On
June 22, 1999, the Ohio General Assembly passed legislation requiring the restructuring of the electric utility industry in Ohio and providing for retail competition with regard to the generation component of electric service (Amended Substitute Senate Bill No. 3 ("SB 3") of the 123rd General Assembly). The Ohio governor signed SB 3 on July 6, 1999 and most provisions of SB 3 became effective in early October 1999.

                               (ii) THE TRANSITION PLAN. Section 4928.31,
Revised Code, requires each electric utility to file with the PUCO a transition plan for the company's provision of retail electric service in Ohio. On December 22, 1999, FirstEnergy, on behalf of Ohio Edison, Cleveland Electric and Toledo Edison, filed its transition plan, as well as applications for tariff approval and accounting authority.

         FirstEnergy proposed an interim corporate separation plan. The plan consists of a new organizational structure, a code of conduct and practices for affiliate transactions and cost accounting. Under the transition plan, FirstEnergy will divide its operations into three separate business units: a Competitive Services Unit, a Corporate Support Services Unit and a Utility Services Unit (hereinafter the "Competitive Unit," the "Support Unit" and the "Utility Unit" respectively). The proposed interim plan provides that the Utility Unit will own, operate, and control all FirstEnergy transmission and distribution facilities. The Support Unit will provide centralized and common services to the other units. Such services will include, but not be limited to, accounting, legal, auditing, finance, human resources and industrial relations, communications, real estate, information services and other shared functions. Under the interim plan, the FirstEnergy Companies will transfer operating and functional control over all their competitive assets, including their generating plants, to the Competitive Unit, effective no later than January 1, 2001.

         FirstEnergy cannot practically unwind all of the financial obligations and associated liens on its operating utility companies' property; thus, it will not be able to provide competitive retail services through a fully separated affiliate. Therefore, FirstEnergy has presented, and the PUCO has approved, an interim corporate separation plan, pursuant to Section 4928.17(C), Revised Code, and Rule 4901:1-20-16(G)(1)(d), O.A.C., that would functionally separate its utility and competitive retail operations.

         FirstEnergy will make an application to the FERC for permission to transfer by operating lease to GenCo, which will be an exempt wholesale generator within the meaning of Section 32 of the 1935 Act ("EWG"), operating and functional control over FirstEnergy's owned fossil generating facilities, as well as the Seneca pumped storage facility, on or before January 1, 2001.

         GenCo will also own and operate the gas fired turbines to be acquired from Mid-Atlantic, as well as certain other combustion turbines currently under construction by Ohio Edison. GenCo will also operate the leased generating facilities of the FirstEnergy Companies and will sell the entire output of its power portfolio to FirstEnergy Services at FERC approved rates. FirstEnergy Services will utilize this power, plus the output purchased from FirstEnergy nuclear generation and third party suppliers, to satisfy the provider of last resort obligations of the FirstEnergy Companies, as well as any regulatory requirements of the FirstEnergy Companies under the Ohio transition plan or grandfathered wholesale agreements. This wholesale power arrangement (the "Requirements Contract") will be submitted to the FERC for review and approval under Section 205 of the FPA.

         In addition, FirstEnergy Services will continue selling power to unaffiliated purchasers at market-based rates, at both wholesale and retail, utilizing FirstEnergy Services' market based tariff for wholesale transactions. Existing market-based sales made by the FirstEnergy Companies will be assigned to FirstEnergy Services to perform. The market based tariff of the FirstEnergy Companies will remain in effect only for the limited purpose of implementing the market support provisions of the PUCO's transition plan order. After the final implementation of the corporate separation plan, all generating facilities will be owned and operated by FirstEnergy Services or its subsidiaries.

         The FirstEnergy Companies currently obtain network transmission service on behalf of their retail customers under the ATSI Open Access Transmission Tariff. This arrangement will continue to be used for customers selecting alternate generation suppliers after January 1, 2001. FirstEnergy Services will contract for point-to-point transmission service under the ATSI Open Access Transmission Tariff where necessary to make its wholesale sales. ATSI will obtain generation-based ancillary services from FirstEnergy Services under a FERC approved rate schedule. ATSI will also enter into generator interconnection agreements with GenCo and

FirstEnergy Nuclear to ensure the reliable connection of FirstEnergy generators to the Transmission System.

                3. GENERAL DESCRIPTION OF GPU AND ITS AFFILIATES. GPU, Inc. ("GPU") was organized under Pennsylvania law in 1969. Its principal executive offices are located in Morristown, New Jersey. GPU is a registered holding company under the 1935 Act.

         GPU's principal business is the holding of all of the outstanding shares of common stock of the GPU Energy Companies - JCP&L, Penelec and Met-Ed - and the stock of certain non-utility subsidiaries which own and operate foreign utility systems. The customer service function and transmission and distribution operations of these three electric utilities are conducting business under the name "GPU Energy." The GPU Energy Companies rely almost exclusively on purchased power agreements, principally short and intermediate term contracts and existing power purchase agreements with non-utility generators, to supply energy to their customers.

         GPU also owns, either directly or indirectly, all of the common stock of nine other active subsidiaries - GPU Capital, Inc. ("GPU Capital"), GPU Electric, Inc. ("GPU Electric"), GPU International, Inc. ("GPUI"), GPU Power, Inc. ("GPU Power"), GPU Advanced Resources, Inc. ("GPUAR"), GPU Telcom Services, Inc. ("GPU Telcom"), MYR Group, Inc. ("MYR"), GPU Service, Inc. ("GPU Service") and GPU Nuclear, Inc. ("GPU Nuclear").

         GPU's domestic electric utility operations serve approximately two million customers in New Jersey, Pennsylvania and New York. These companies service a mix of residential, commercial and diversified industrial customers. The transmission and distribution facilities of these subsidiaries are physically interconnected and are operated as a single integrated and coordinated system. Each of the GPU Energy Companies is described below.

                           (a) JCP&L. JCP&L was organized under New Jersey law
in 1925. JCP&L is engaged in the sale, purchase, transmission and distribution of electric power to approximately one million customers located within 13 counties and 236 municipalities in northern, western and east central New Jersey. JCP&L has two subsidiaries: JCP&L Preferred Capital, Inc., which is the sole general partner of JCP&L Capital, L.P.; and JCP&L Transition Holdings, Inc., which has two subsidiaries, JCP&L Transition, Inc. and JCP&L Transition Funding LLC.

         JCP&L, Penelec and Met-Ed collectively own all of the common stock of Saxton Nuclear Experimental Corporation ("Saxton"), a Pennsylvania nonprofit corporation organized for nuclear experimental purposes. Saxton's activities are limited to the decommissioning of the Saxton Nuclear Experimental Station ("SNES").

                           (b) PENELEC. Penelec was organized under Pennsylvania
law in 1919. Penelec is engaged in the sale, purchase, transmission and distribution of electric power to customers in approximately 31 counties in northern and central Pennsylvania. Penelec also provides retail electric service to approximately 3,700 customers in Waverly, New York, served by Waverly Electric Power & Light Company ("Waverly Electric"), a direct subsidiary of Penelec. Waverly Electric's revenues account for less than 1% of Penelec's total operating revenue.

         Penelec also has the following subsidiaries: Nineveh Water Company, Penelec Preferred Capital, Inc., which is the sole general partner of Penelec Capital, L.P.; and Penelec Preferred Capital II, Inc., which is the sole general partner of Penelec Capital II, L.P. ("Penelec Capital II") which, in turn is the sponsor of Penelec Capital Trust ("PC Trust"). PC Trust was created in June 1999 as a statutory business trust under Delaware law solely for the purpose of issuing trust preferred securities each representing a 7.34% Cumulative Preferred Security of Penelec Capital II.

                           (c) MET-ED. Met-Ed was organized under Pennsylvania
law in 1922. Met-Ed is engaged in the sale, purchase, transmission and distribution of electric power to customers in approximately 13 counties in central and eastern Pennsylvania. Together, Penelec and Met-Ed serve over one million customers in a service territory covering about one-half of the geographic area of Pennsylvania.

         Met-Ed has the following subsidiaries: York Haven; Met-Ed Preferred Capital, Inc., which is the sole general partner of Met-Ed Capital, L.P.; and Met-Ed Preferred Capital II, Inc., which is the sole general partner of Met-Ed Capital II, L.P. ("Met Ed Capital II") which, in turn, is the sponsor of Met-Ed Capital Trust ("MEC Trust"). MEC Trust was created in May 1999 as a statutory business trust under Delaware law solely for the purpose of issuing trust preferred securities each representing a 7.35% Cumulative Preferred Security of Met-Ed Capital II.

                           (d) GPU CAPITAL AND GPU ELECTRIC. GPU Capital was
organized under Delaware law in 1998. GPU Electric was organized under Delaware law in 1994. GPU Capital and GPU Electric and their subsidiaries (collectively referred to as the "GPU Electric Group") own, operate and fund the acquisition of electric and gas transmission and distribution businesses in England, Australia and Argentina.

         The GPU Electric Group indirectly owns 100% of Midlands Electricity plc ("Midlands"), an electric distribution company in the United Kingdom that serves approximately five million residents. Through its ownership in Midlands, the GPU Electric Group also has ownership interests in operating generating facilities located in foreign countries totaling 4,244 MW (of which the GPU Electric Group's equity interest represents 1,163 MW) of capacity. The GPU Electric Group also owns GPU GasNet, which owns a high pressure gas transmission pipeline network serving approximately 1.3 million residential customers and 40,000 industrial and commercial users throughout Victoria, Australia. The GPU Electric Group also owns three electric distribution companies in Argentina which serve approximately 335,000 customers.

                           (e) GPUI AND GPU POWER. GPUI, a Delaware corporation,
is the successor to Energy Initiatives, Inc., which was organized in 1984. GPU Power was organized under Delaware law in 1994. GPUI and GPU Power and their subsidiaries (collectively referred to as the "GPUI Group") develop, own and operate generation facilities in the United States and foreign countries. The GPUI Group has ownership interests in six operating cogeneration plants in the United States totaling 1,014 MW (of which the GPUI Group's equity interests represent 496 MW) of capacity and other operating generating facilities located in foreign countries totaling 1,292 MW (of which the GPUI Group's equity interests represent 424 MW) of capacity.

         On October 3, 2000, GPU agreed to sell GPUI to Aquila Energy Corporation, a subsidiary of UtiliCorp United, for $225 million. The sale includes GPUI's interests in these six domestic independent power plants, and a one-half interest in a 715 MW development stage project. GPU anticipates closing the sale, which is subject to certain federal and state regulatory approvals, by the end of the year.

                           (f) GPUAR AND GPU TELCOM. GPUAR was organized under
Delaware law in 1996. GPUAR is an energy-related company under Rule 58 under the 1935 Act; it engages in energy-related activities, including marketing electricity, gas and other energy commodities.

         GPU Telcom was organized under Delaware law in 1996. It is an ETC under
Section 34 of the 1935 Act and is engaged in telecommunications-related businesses.

                           (g) MYR. MYR was organized under Illinois law in
1982. MYR is an infrastructure service company which, together with its subsidiaries, builds and maintains power lines and electric systems for electric utilities, telecommunications companies and industrial and commercial facilities.

                           (h) GPU SERVICE. GPU Service was organized under
Pennsylvania law in 1970. It is a subsidiary service company which provides accounting, administrative, legal, financial and other services to the GPU companies.

                           (i) GPU NUCLEAR. GPU Nuclear was organized under New
Jersey law in 1980. It administers the maintenance of Three Mile Island Unit No. 2 and the decommissioning of SNES, neither of which is operational.

         Additional non-utility businesses owned by GPU and its subsidiaries may be found on the chart filed as Exhibit L-2 hereto.

                  4.       DESCRIPTION OF GPU'S DOMESTIC UTILITY OPERATIONS.

                           (a) DOMESTIC UTILITY OPERATIONS OF THE GPU ENERGY
COMPANIES. The electric generation and transmission facilities of the GPU Energy Companies are physically interconnected and are operated as a single integrated and coordinated system serving a population of approximately five million in New Jersey and Pennsylvania and a small portion of New York. The area served by the GPU Energy Companies extends from the Atlantic Ocean to Lake Erie, is generally comprised of small communities, rural and suburban areas and includes a wide diversity of industrial enterprises and substantial farming areas.

         JCP&L provides retail service in northern, western and east central New Jersey, which has an estimated population of approximately 2.6 million. Met-Ed provides retail electric service in all or portions of 14 counties in the eastern and south central parts of Pennsylvania, which has an estimated population of almost one million. Met-Ed also sells electricity at wholesale to four municipalities with an estimated population of over 11,400. Penelec provides retail and wholesale electric service within a territory located in eastern, northern and south central Pennsylvania, with a population of about 1.2 million. Penelec also provides wholesale service to six municipalities in Pennsylvania, five municipalities in New Jersey and the Allegheny Electric

Cooperative, Inc. Additionally, Penelec, as the lessee of the property of Waverly Electric Light & Power Company, also serves a population of about 13,400 in Waverly, New York and vicinity. During the twelve months ended December 31, 1999, the principal source of the GPU Energy Companies' operating revenues was derived from the distribution and resale of electricity.

         In response to restructuring efforts in Pennsylvania and New Jersey, the GPU system has divested essentially all of its generation assets. Currently, the GPU Energy Companies have 285 MW of generating capacity remaining to meet customer needs. They also have contracts with non-utility generators totaling 1,606 MW, and JCP&L has agreements with other utilities to provide for up to 584 MW of capacity and related energy. The GPU Energy Companies have agreed to purchase all of the capacity and energy from Three Mile Island Unit 1 nuclear generating station through December 31, 2001, and from Oyster Creek nuclear generating station through March 31, 2003. In addition, the GPU Energy Companies have the right to call on the capacity of the Homer City Station (up to 942 MW) through May 31, 2001, and up to 4,117 MW of capacity from the generating stations originally sold to Sithe Energies, Inc. (and now owned by Reliant Energy, Incorporated) through May 31, 2002, to satisfy the GPU Energy Companies' installed capacity obligations. The GPU Energy Companies' remaining capacity and energy needs will be met by short- to intermediate-term commitments (one month to three years) during times of expected high energy price volatility and reliance on spot market purchases during other periods.

                           (b) TRANSMISSION SYSTEM. The GPU Energy Companies own
transmission facilities which operate at voltages of 230 kV, 345 kV and 500 kV (known as the "GPU Bulk Transmission System"), and 69 kV and 115 kV (known as the "GPU Sub-Transmission System," and together with the GPU Bulk Transmission System, the "GPU Transmission System"). The GPU Transmission System is operated to integrate the power supply resources of both the GPU Energy Companies and their various energy marketers doing business within the GPU Energy system for native retail and wholesale loads. To perform its network function, the GPU Bulk Transmission System and the GPU Sub-Transmission System are integrated and operate in a parallel manner with each other. The GPU Bulk Transmission System is operated at the direction of the PJM Independent System Operator ("ISO") under the PJM Open Access Transmission Tariff. The GPU Energy Companies also operate low voltage 46 kV and 34.5 kV facilities.

         The GPU Transmission System consists of over 6,700 circuit miles of transmission lines with nominal voltages of 500 kV, 345 kV, 230 kV, 115 kV and 69 kV facilities. The GPU Transmission System services a population of approximately five million in New Jersey and Pennsylvania in a 24,000 square mile area. The GPU Transmission System has 66 interconnections at voltages of 69 kV or higher with three neighboring control areas. The GPU Transmission System is connected to other delivery systems to the west via ties with Allegheny Energy and FirstEnergy, to the north via ties with Niagara Mohawk Power Corporation, Central Hudson Gas and Electric Corporation and Energy East Corporation, and to the south via ties with Allegheny Energy.

         JCP&L, Penelec and Met-Ed are members of PJM, an independent system operator in Pennsylvania, New Jersey, Maryland, Delaware, Virginia and the District of Columbia. PJM is the largest centrally dispatched electric system in North America and coordinates the transmission of electricity over the facilities of its members. PJM also operates a wholesale power market in the Mid-Atlantic region served by its members. PJM is the regional reliability coordinator and transmission expansion planner and has been approved by the FERC as an ISO under the provisions of FERC Order No. 888.

                           (c) UTILITY REGULATION. Each of the GPU Energy
Companies' retail rates, conditions of service, issuance of securities and other matters are subject to regulation in the state in which each operates - in New Jersey by the New Jersey Board of Public Utilities ("NJBPU") and in Pennsylvania by the PPUC. Additionally, Penelec, as lessee, operates the facilities serving the village of Waverly, New York. Penelec's retail rates for New York customers, as well as Penelec's New York operations and property, are subject to regulation by the New York Public Service Commission ("NYPSC"). Met-Ed's retail rates and certain other matters are subject to regulation by the PPUC.

         With respect to wholesale sales and rates, the transmission of electricity, accounting, the construction, maintenance, ownership and operation of hydroelectric projects and certain other matters, the GPU Energy Companies are subject to regulation by the FERC under the FPA.

         B.       DESCRIPTION OF THE PROPOSED TRANSACTION

         By this Application/Declaration, FirstEnergy seeks an order approving the acquisition by FirstEnergy of all the issued and outstanding voting securities of the GPU Energy Companies, which will be accomplished through the Merger. Under the Merger Agreement, the separate existence of GPU will cease, and GPU will be merged with and into FirstEnergy, with FirstEnergy continuing as the surviving corporation. The GPU Energy Companies will become direct subsidiaries of FirstEnergy following the Merger.

                  1. ELECTION RIGHT. Shortly before the Merger is completed, FirstEnergy will give each GPU shareholder the opportunity to elect to receive, for each share of GPU common stock he or she owns, either: $36.50 in cash, without interest, or a number of shares of FirstEnergy common stock equal to an exchange ratio designed to provide GPU shareholders with FirstEnergy shares having a value of $36.50, except as noted below.

         FirstEnergy will determine the exact exchange ratio by dividing $36.50 by the average of the closing sale prices for a share of FirstEnergy common stock on the New York Stock Exchange as reported in The Wall Street Journal over the 20-day trading period ending on the seventh trading day before the Merger is completed. The exchange ratio, however, will be fixed at 1.2318 if the average closing price of the FirstEnergy shares over this period is equal to or greater than $29.6313, and at 1.5055, if the average closing price over this period is equal to or less than $24.2438. This means that the number of FirstEnergy shares a GPU shareholder will receive for each GPU share he or she owns will never be less than 1.2318 nor more than 1.5055, regardless of what happens to FirstEnergy's share price.

         FirstEnergy will issue a press release before 9:00 a.m. on the sixth trading day before the Merger occurs announcing the exchange ratio, the average closing price of the FirstEnergy shares over the 20-day trading period and the deadline for submitting elections to receive cash or FirstEnergy shares.

                  2. CONSEQUENCES OF OVER- AND UNDER-ELECTION. If GPU shareholders elect to receive cash for more than 50% of the GPU shares, the amount of cash that GPU shareholders will receive for each GPU share for which they made a cash election will be reduced pro rata so the total amount of cash that FirstEnergy will pay to all GPU shareholders in the Merger is the same as the amount that FirstEnergy would have had to pay if cash elections were made for only 50% of the GPU shares. If this reduction occurs, in addition to the reduced amount of cash, FirstEnergy will issue, in respect of each GPU share for which a cash election was made, FirstEnergy shares in lieu of the cash the GPU shareholder would have otherwise received. The number of shares FirstEnergy will issue for each GPU share subject to a cash election in this situation will be calculated by multiplying the exchange ratio by the percentage reduction in the cash consideration paid to GPU shareholders making cash elections.

         Similarly, if GPU shareholders elect to receive FirstEnergy shares for more than 50% of the GPU shares, the number of FirstEnergy shares GPU shareholders will receive for each GPU share for which they made a share election will be reduced pro rata so that the total number of shares that FirstEnergy will issue to all GPU shareholders in the Merger is the same as the number of shares that FirstEnergy would have had to issue if share elections had been made for only 50% of the GPU shares. If this reduction occurs, in addition to the reduced number of FirstEnergy shares, FirstEnergy will pay, in respect to each GPU share for which a share election was made, cash in lieu of the FirstEnergy shares the GPU shareholder would have otherwise received. The amount of cash to be paid for each GPU share subject to a share election in this situation will be calculated by multiplying $36.50 by the percentage reduction in FirstEnergy shares issued to GPU shareholders making share elections.

         In the case of an over-election for either cash or FirstEnergy shares, those GPU shareholders who fail to make a valid election with respect to their shares, will receive the under-elected form of consideration for those shares. FirstEnergy, therefore, has encouraged GPU shareholders to make a valid election with respect to all of their shares.

         If all GPU shareholders together make valid cash elections for fewer than 50% of the outstanding GPU shares and valid share elections for fewer than 50% of the outstanding GPU shares, all of the remaining cash and FirstEnergy shares that will be paid and issued in the Merger will be allocated pro rata among the holders of non-electing shares. This means that non-electing shareholders would receive both cash and FirstEnergy shares for their GPU shares.

                  3. NO FRACTIONAL SHARES. FirstEnergy will not issue fractional interests in its shares in connection with the Merger. Any GPU shareholder otherwise entitled to a fractional interest, including in connection with a tax adjustment, will instead receive cash in an amount equal to that fraction multiplied by the average of the closing prices of the shares of FirstEnergy common stock over the five-day trading period ending on the trading day before the Merger is completed.

                  4. TAX ADJUSTMENT. Under certain circumstances it may be necessary for FirstEnergy to reduce the total amount of cash it pays in the Merger in order to ensure that the

Merger qualifies as a "reorganization" for U.S. federal income tax purposes. In this event, all GPU shareholders who are entitled to receive cash, other than as a result of being a dissenting shareholder or being entitled to cash in lieu of a fractional share of FirstEnergy common stock, will receive a reduced amount of cash, as nearly pro rata as possible, and FirstEnergy shares with a value equal to the reduced cash amount. For these purposes, FirstEnergy will determine the value of those FirstEnergy shares based on the closing price of the FirstEnergy shares on the date the Merger is completed.

         C.       REASONS FOR AND ANTICIPATED EFFECTS OF THE PROPOSED
TRANSACTION

         Through the Merger, FirstEnergy will acquire all the issued and outstanding voting securities of the GPU Energy Companies. Set forth in Exhibit K-3 hereto is an analysis of FirstEnergy's, GPU's and the combined company's assets, revenues and electric customers as of September 30, 2000.

                  1. STRATEGIC ADVANTAGES. The Merger will combine companies that have adjoining service areas and interconnected transmission systems. By acquiring all of the issued and outstanding voting securities of the GPU Energy Companies, FirstEnergy will be able to realize opportunities to eliminate duplicative costs, maximize efficiencies and increase management and operational flexibility in order to enhance revenues, cash flow and earnings and be a more effective competitor.

                  2. COMPETITIVE PRICES AND SERVICES. FirstEnergy will naturally be larger as a result of the Merger. The increase in size will allow FirstEnergy to meet more effectively the demands of such customers for reliable, low-cost power in the face of increased competition among suppliers and will create operating efficiencies, such as an increased capacity factor for FirstEnergy's generating plants, that will allow FirstEnergy to be able to produce and deliver competitively priced power to customers.

                  3. SERVICE TO MORE CUSTOMERS. Following the Merger, the GPU Energy Companies will be direct subsidiaries of FirstEnergy, thereby increasing FirstEnergy's size, customer base and diversity. This will reduce FirstEnergy's exposure to adverse changes in any sector's economic and competitive conditions. After the Merger, FirstEnergy plans to expand relationships with customers in its service areas, using combined distribution channels to market innovative energy-related products throughout the region at competitive prices. FirstEnergy will be able to provide customers with a wider range of energy services and products and enhanced service capabilities, following the Merger, than it can at the present time.

                  4. COST REDUCTION. FirstEnergy anticipates that the Merger will result in cost reductions estimated to be approximately $1.5 billion over ten years (or an average of $150 million per year), net of implementation costs. FirstEnergy believes that these savings will result from a combination of improved operating efficiencies, elimination of duplicative activities and procurement efficiencies. FirstEnergy believes that labor reductions will be obtained through attrition, controlled hiring and voluntary and involuntary severance programs. In addition, FirstEnergy expects reductions in duplicative corporate and administrative expenses to come from such areas as insurance, facilities, professional services and advertising.

         The benefits are described in greater detail in the discussion of the economies and efficiencies resulting from the Merger in Item 3.B.2.

         D.       ADDITIONAL INFORMATION

         No associate company or affiliate of FirstEnergy or any affiliate of any such associate company has any direct or indirect material interest in the proposed transaction except as stated herein.


ITEM 2.           FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the transactions contemplated herein, including other related matters, are estimated as follows:

Commission filing for the Registration Statement on Form S-4......   $426,702
Accountants' fees.................................................      *
Legal fees and expenses relating to the Act.......................      *
Other legal fees..................................................      *
Stockholder communication and proxy solicitation..................      *
Exchanging, printing and engraving of stock certificates..........      *
Investment bankers' fees and expenses
     Morgan Stanley & Co. Incorporated ........................... $15,000,000
Consultant's Fees
     Salomon Smith Barney Inc.....................................      *
NYSE listing fee .................................................      *
Miscellaneous.....................................................      *
TOTAL.............................................................      *

* To be filed by amendment.


ITEM 3.           APPLICABLE STATUTORY PROVISIONS

         The GPU Energy Companies are electric utility companies as defined in
Section 2(a)(3) of the Act, as well as public utility companies as defined in
Section 2(a)(5) of the Act. Accordingly, it is believed that Sections 9(a)(2), 10 and 11(b) of the Act are applicable to the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies. FirstEnergy intends to make, either by a separate Application/Declaration or by an amendment hereto, applications under, INTER ALIA, Sections 6, 7 and 12 of the Act in respect of matters covered thereunder related to financing FirstEnergy's obligations under the Merger Agreement and its conduct after the consummation of the Merger. To the extent that the acquisition of such voting securities is considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations thereunder other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

         Because FirstEnergy will be directly acquiring five percent or more of all the issued and the outstanding voting securities, as defined in Section 2(a)(17) of the Act, of the GPU Energy

Companies, such acquisition will be subject to Section 9(a)(2) of the Act. Thus, FirstEnergy believes that the acquisition of such voting securities of the GPU Energy Companies cannot proceed without the Commission's approval pursuant to
Section 10 of the Act. The relevant statutory standards to be satisfied are set forth in Sections 10(b), 10(c), and 10(f) of the Act.

         In addition, as discussed below, the standards of Section 11(b) of the Act are satisfied. Post-Merger, FirstEnergy should therefore be able to retain all of the non-utility businesses FirstEnergy currently owns, as well as those owned by GPU.

         A.       SECTION 10(b)

         Section 10(b) of the 1935 Act provides that, if the requirements of
Section 10(f) are satisfied, the Commission shall approve an acquisition under
Section 9(a) unless the Commission finds that:

                                    (1) such acquisition will tend towards
                  interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                                    (2) in case of the acquisition of securities
                  or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                                    (3) such acquisition will unduly complicate
                  the capital structure of the holding company system of the applicant or will be detrimental to the public interest of consumers or the proper functioning of such holding company system.

         The acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the 1935 Act. As demonstrated below, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies will benefit both consumers and stockholders of FirstEnergy, and the other federal regulatory authorities with jurisdiction over such acquisition will have approved it as in the public interest.

                  1.       SECTION 10(b)(1).

                           (a)      INTERLOCKING RELATIONS.  The acquisition by
FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies will not tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.

         Notwithstanding the above, as in the case of virtually every transaction subject to Section 9(a)(2), there may exist among FirstEnergy and its public utility subsidiaries interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. See CIPSCO, Inc., Holding Company Act Release No. 25152 (Sept. 18,
1990).

         Under the Merger Agreement, the Board of Directors of FirstEnergy after the Merger will consist of sixteen members, ten of whom will be designated by the current Board of Directors of FirstEnergy and six of whom will be designated by the current Board of Directors of GPU prior to the effective time of the Merger. Prior to the effective time, GPU will determine how the GPU designated directors will be allocated among the three classes of FirstEnergy's Board of Directors, so long as two of those directors are allocated to each class.

         If, during the two-year period following the effective time of the Merger, there are fewer than six directors on the FirstEnergy Board of Directors who were either initially designated to the FirstEnergy Board by GPU or subsequently appointed by the FirstEnergy Board to replace a director initially designated by GPU, the vacancy or vacancies will be filled by the appointment of a person or persons recommended by not less than 80% of the remaining members of the then existing FirstEnergy Board of Directors. In addition, at all times during this two-year period, the chairman of at least one of the standing committees of FirstEnergy's Board of Directors must be a director initially designated by GPU or a director who replaced such an individual.

         Fred D. Hafer, current Chairman, President and Chief Executive Officer of GPU, will serve as Chairman of FirstEnergy from the effective time until he reaches the age of 62 or is no longer willing or able to so serve. Mr. Hafer was 59 as of September 20, 2000. In addition, from the effective time until otherwise determined by the Board of Directors after the Merger, Mr. H. Peter Burg, currently Chairman and Chief Executive Officer of FirstEnergy, will serve as Vice Chairman and Chief Executive Officer of FirstEnergy and will assume the role of Chairman upon retirement of Mr. Hafer. All other officers of FirstEnergy will be designated by FirstEnergy's Board of Directors.

                           (b)      CONCENTRATION OF CONTROL.  It is well
settled that the public interest is to be judged primarily in the context of the problems with which the 1935 Act was designed to deal, as set forth in Section 1(b) thereof. Vermont Yankee Nuclear Power Corporation, Holding Co. Act Release No. 15958, (Feb. 6, 1968), REV'D ON OTHER GROUNDS SUB. NOM., MUNICIPAL ELECTRIC ASS'N OF MASS. V. S.E.C., 413 F.2d 1052 (D.C. Cir. 1969). Viewed from this perspective, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies in no way contradicts the requirements of Section 10(b)(1).

         Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978). In applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." ID. As discussed below, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, in the context of the Merger, will not create a "huge, complex, and irrational system" of a type at which the 1935 Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. ID.

         The Merger will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent. In addition, the GPU Energy Companies have divested substantially all of their generation assets. No increased concentration of generation ownership will result from the Merger.

         SIZE: When considering the issue of concentration of control pursuant to Section 10(b)(1), the Commission "considers various factors, including the size of the resulting system and the competitive effects of the acquisition." Entergy Corp., Holding Co. Act Release No. 25952 (December 17, 1993), REQUEST FOR RECONSIDERATION DENIED, Holding Co. Act Release No. 26037 (April 28, 1994), REMANDED SUB NOM., CAJUN ELEC. POWER CO-OP., INC. V. S.E.C., No. 94-1112, 1994 WL 704047 (D.C. Cir. Nov. 16, 1994).

         Size alone is not suspect. Rather, as the 1935 Act provides, the concern is an enlargement of the system that is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers" caused "by the growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties." Sections 10(b)(1) and 1(b)(4) of the 1935 Act.

         For purposes of comparison, the Table filed as Exhibit K-2 hereto provides certain operating information derived from publicly available documents(8) for a selected group of public utility systems. These data identify and rank the largest public utility systems in the United States. Among the utilities presented, FirstEnergy ranges from the twelfth to the fourteenth largest public utility system in the United States depending on the criterion of measurement used as of December 31, 1999. Giving effect to the Merger as of December 31, 1999, on a pro forma basis, post-Merger FirstEnergy would have ranged from the fifth largest to the twelfth largest public utility system in the United States, again depending on the criterion of measurement.

         The data show that, as of December 31, 1999, four companies would have been larger than post-Merger FirstEnergy in terms of regulated sales; five companies would have been larger than post-Merger FirstEnergy in terms of number of customer served; and eleven companies would have been larger than post-Merger FirstEnergy in terms of capacity. In addition, post-Merger FirstEnergy would be the sixth largest in terms of assets and tenth largest in terms of operating revenues, giving effect to the Merger as of June 30, 2000, and the fourteenth largest in terms of market capitalization, giving effect to the Merger as of October 17, 2000. Thus, the data show that post-Merger FirstEnergy will be comparable in size to other large public utility systems.

         The combined assets of post-Merger FirstEnergy will total approximately $40 billion. The combined operating revenues of FirstEnergy and GPU for the twelve month period ended

----------

(8) In addition to filings made with the Commission and the FERC, Morgan Stanley & Co. Incorporated ("Morgan Stanley") relied upon data obtained from a subscription service, SNL Securities, which compiles information from filings with the Commission.

June 30, 2000, would have totaled approximately $12 billion. By comparison, there are nine other companies that are larger than the post-Merger FirstEnergy system based on operating revenues, giving effect to the Merger as of June 30, 2000.

         Indeed, the Commission has approved a number of acquisitions that created utilities comparable in size to post-Merger FirstEnergy. For example, the Commission recently approved the merger of two registered holding companies, American Electric Power Co., Inc. and Central and Southwest Corporation (the "AEP and CSW Merger"), where the pro-forma financial information showed operating revenues of approximately $12.4 billion, net income of $975 million, customers numbering 4.8 million and assets totaling $35.7 billion. The Merger is comparable to the AEP and CSW Merger. See American Electric Power Co., Inc., Holding Co. Act Release No. 27186 (June 14, 2000), REQUEST FOR RECONSIDERATION DENIED, Holding Co. Act Release No. 27232 (Sept. 20, 2000); compare New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000); Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000), MODIFIED by, Holding Co. Act Release No. 27259; Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999).

         EFFICIENCIES AND ECONOMIES: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., Inc., SUPRA, Holding Co. Act. Release No. 20633. The Commission has repeatedly confirmed through its decisions that size alone is not determinative. Thus, in Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986), the Commission stated that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corp., SUPRA, Holding Co. Act Release No. 25952.

         By virtue of the Merger, FirstEnergy will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Co., Inc., SUPRA, Holding Co. Act Release No. 20633. Among other things, the Merger is expected to make possible the offering of a broader array of products and services; savings through reduction of operating expenses and cost of capital; savings through elimination or postponement of certain capital expenditures; and savings through greater purchasing power. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.B.2 below.

         COMPETITIVE EFFECTS: As the Commission noted in Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), AFF'D AS MODIFIED, Holding Co. Act Release No. 25273 (March 15, 1991), AFF'D, CITY OF HOLYOKE GAS & ELEC. DEPT. V. S.E.C., 972 F.2d 358 (D.C. Cir. 1992), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Merger may not be consummated until the applicable waiting periods have expired or been terminated. A filing is being made with the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the HSR Act, describing the effects of the Merger on competition in the relevant market.

         In addition, the competitive impact of the Merger will be fully considered by the FERC before its approval of the Merger. A detailed explanation of the reasons why the transaction will not threaten competition in relevant geographic and product markets is set forth in the joint application of FirstEnergy and GPU filed with the FERC, a copy of which is filed as Exhibit D-1 hereto. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corp., SUPRA, Holding Co. Act Release No. 25952 (citing CITY OF HOLYOKE GAS & ELECTRIC DEPT. V. S.E.C., SUPRA, 972 F.2d at 363-64).

                  2.       SECTION 10(b)(2)--FAIRNESS OF CONSIDERATION AND FEES.

                           (a)      FAIRNESS OF CONSIDERATION.  Section 10(b)(2)
of the 1935 Act requires the Commission to determine whether the consideration in connection with a proposed acquisition of securities is reasonable and whether it bears a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. As noted earlier, shortly before the Merger is completed, FirstEnergy will give each GPU shareholder the opportunity to elect to receive, for each share of GPU common stock owned, either $36.50 in cash, without interest; or a number of shares of FirstEnergy common stock (the exchange ratio) designed to provide GPU shareholders with FirstEnergy shares having a value of $36.50, subject to adjustment.

         This price was reached through a process of vigorous arm's-length negotiations, accommodation, and compromise. Such negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of FirstEnergy and GPU. See "The Merger" beginning on page 25 of the Joint Proxy Statement/Prospectus filed as Exhibit C-2 hereto. Prices arrived at through arm's-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied. See American Electric Power Co., Inc., SUPRA, Holding Co. Act Release No. 27186.

         Finally, nationally recognized investment bankers for each of GPU and FirstEnergy have reviewed extensive information concerning the companies and analyzed the exchange ratios employing a variety of valuation methodologies, and have opined that the exchange ratios are fair, from a financial point of view, to the respective stockholders of GPU and FirstEnergy. The investment bankers' opinions are filed as Appendix B and Appendix C to the Joint Proxy Statement/Prospectus, Exhibit C-2 hereto. The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. See The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000).

                           (b)      REASONABLENESS OF FEES.  An estimate of the
fees and expenses to be paid in connection with the Merger is set forth in Item 2 hereof. The estimated amounts to be paid are fees for necessary professional services and other expenses incurred or to be incurred in connection with carrying out the Merger. FirstEnergy believes that such fees and expenses are reasonable and fair in light of the size and nature of the Merger and comparable transactions, and the standards of Section 10(b)(2) are thus satisfied.

         As set forth in Item 2 of this Application/Declaration, FirstEnergy and GPU, together, expect to incur a combined total of approximately $______ million(9) in fees, commissions and

--------------

(9) to be Filed by Amendment
expenses in connection with the Merger, excluding expenses related to integrating the operations of the combined company. Such fees will be paid on an arm's-length basis to third parties and are consistent with fees, commissions and expenses paid for similar transactions and approved by the Commission as reasonable. See, e.g., American Electric Power Co., Inc., SUPRA, Holding Co. Act Release No. 27186 (fees and expenses estimated at $72.7 million); The National Grid Group, plc, SUPRA, Holding Co. Act Release No. 27154 (estimate of fees and expenses of approximately $54.2 million).

         Morgan Stanley has been retained by FirstEnergy to act as financial advisor to FirstEnergy with respect to the Merger. Pursuant to the letter agreement dated as of June 1, 2000, between FirstEnergy and Morgan Stanley, Morgan Stanley is entitled to (i) an advisory fee of approximately $50,000 to $75,000, which is payable in the event the transaction is not consummated, and
(ii) a transaction fee of approximately $15,000,000, which is payable as follows: one-third upon announcement of the transaction, one-third upon approval of the transaction by FirstEnergy's shareholders and one-third upon closing of the transaction. Any amount paid or payable to Morgan Stanley as advisory or announcement fees will be credited against the transaction fee. FirstEnergy has also agreed to reimburse Morgan Stanley for expenses incurred by Morgan Stanley in performing its services.

         In the past Salomon Smith Barney Inc. ("Salomon") has provided investment banking services to GPU, FirstEnergy and/or their respective affiliates for which it has received compensation. Pursuant to Salomon's engagement letter with GPU, dated August 6, 2000, GPU agreed to pay Salomon a fee for its services as financial advisor to GPU in connection with the Merger totaling 0.40% of the transaction value, a significant portion of which will be received upon the closing of the Merger. Additionally, GPU has agreed to reimburse Salomon for its reasonable out-of pocket expenses.

         The investment banking fees paid by FirstEnergy and GPU are lower than, or are comparable to, fees paid in other similar transactions and approved by the Commission as reasonable. The fees reflect the financial marketplace, in which investment banking firms actively compete with each other to act as financial advisors to merger partners.

                  3. SECTION 10(b)(3). Section 10(b)(3) requires the Commission to determine whether the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies in the context of the Merger will unduly complicate FirstEnergy's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of FirstEnergy's system.

                           (a)      CAPITAL STRUCTURE.  The Commission has
previously determined that transactions similar to the Merger would not unduly complicate the applicant's corporate structure. See, e.g. American Electric Power Co., SUPRA, Holding Co. Act Release No. 27186 (merger resulted in increased debt with decreased equity, but "well within the 60%/30% debt/common equity ratio that the Commission has generally viewed as adequate for registered holding companies"); compare Entergy Corp., SUPRA, Holding Co. Act Release No. 25982 (debt-equity figures were "well within the 65%/30% debt/common equity ratio generally prescribed by the Commission").

         The Commission has approved common equity to total capitalization ratios as low as 27.6%. See Northeast Utilities, SUPRA, Holding Co. Act Release No. 25221 (common equity ratio within two years would be greater than 30%); Exelon Corporation, SUPRA, Holding Co. Act Release No. 27256 (anticipated consolidated common equity of Exelon was 29.7% of total capitalization; Exelon would achieve a consolidated common equity ratio of at least 30% by December 31,
2002); compare The National Grid Group, plc, SUPRA, Holding Co. Act Release No. 27154 (28.5% common stock equity would be increased to 30% or above by March 31, 2002).

         If the Merger were consummated on December 31, 2001, the projected combined consolidated capital structure of post-Merger FirstEnergy as of such date would be as follows:

                                         Combined Company Consolidated Capital
                                                       Structure
                                                as of December 31, 2001
                                                   (in $ millions)
Common Stock Equity...............      $ 7,052                     30.51%
Preferred Stock...................      $ 1,189                      5.15%
Long-Term Debt....................      $11,295                     48.87%
Short-Term Debt...................      $ 1,464                      6.33%
Merger Debt.......................      $ 2,112                      9.14%
                                        -------                    -------
Total.............................      $23,112                    100.00%
                                        =======                    =======

         Post-Merger FirstEnergy's combined consolidated common stock equity to total capitalization ratio is 30.51%. Such an amount satisfies the requirements of the Act. See e.g., Dominion Resources, Inc., SUPRA, Holding Co. Act Release No. 27113 (the combined system would have 33% common equity for its consolidated capital structure, and each of the operating companies would maintain at least 30% common equity for its respective capital structure).

         FirstEnergy will have incurred debt associated with the Merger. The increased debt, however, will not cause post-Merger FirstEnergy to fall below the 30% common stock equity ratio. Compare, e.g., Northeast Utilities, Holding Co. Act Release No. 27147 (March 7, 2000) (Northeast Utilities' pro forma common equity ratio would have been 29.1%; Northeast Utilities common equity ratio was expected to be above 30% by December 31, 2001, although the utilities expected that their common stock equity ratios would be below 30% during the authorization period); The National Grid Group, plc, SUPRA, Holding Co. Act Release No. 27154 (restructuring parent-level debt not applicable; Commission analyzed under section 7(d); although National Grid's common stock equity ratio was as low as 28.5%, that number did not reflect the company's financial strength where the company had high agency ratings).

         The corporate capital structure of FirstEnergy after the Merger will not be unduly complicated. In the Merger, FirstEnergy will acquire all of the issued and outstanding voting securities of the GPU Energy Companies. Thus, there will be no minority interest in any such companies following the Merger. See Consolidated Natural Gas Co., Holding Co. Act Release No. 25040 (Feb. 14,
1990). Moreover, there will be no change to any of FirstEnergy's subsidiaries' common equity ratios; nor will there be any changes to such subsidiaries' securities.

GPU, the current holding company of the GPU system, will disappear in the Merger. Thus, there will be no intermediate companies between FirstEnergy and the principal operating utilities.

                           (b)      PUBLIC INTEREST, INTEREST OF INVESTORS AND
CONSUMERS, AND PROPER FUNCTIONING OF HOLDING COMPANY SYSTEM. Section 10(b)(3) also requires the Commission to determine whether the proposed acquisition by FirstEnergy will be detrimental to the interests of the general public, investors or consumers, or the proper functioning of the combined system.

         As set forth more fully in Item 3.B.2 and elsewhere herein, the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, in the context of the Merger, is expected to result in substantial cost savings and synergies and will integrate and improve the efficiency of the operations of the post-Merger FirstEnergy system. FirstEnergy's acquisition of all of the issued and outstanding voting securities of the GPU Energy Companies, therefore, will be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

         B.       SECTION 10(c)

         Section 10(c) of the 1935 Act provides that:

                  Notwithstanding the provisions of subsection (b), the Commission shall not approve:

                                    (1) an acquisition of securities or utility
                  assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

                                    (2) the acquisition of securities or utility
                  assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system . . . .

                  1. SECTION 10(c)(1). Consistent with the standards set forth in Section 10(c)(1) of the Act, the proposed acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies, in the context of the Merger, will not be unlawful under the provisions of Section 8 of the Act, or detrimental to the carrying out of the provisions of Section 11 of the 1935 Act. Following consummation of the Merger, FirstEnergy will register as a holding company.

                           (a)      SECTION 8 ANALYSIS. Section 8 prohibits a
registered holding company or any of its subsidiaries from acquiring, owning interests in or operating both a gas utility company and an electric utility company serving substantially the same area if prohibited by state law.

         Neither FirstEnergy nor any of its subsidiaries owns or has any financial interest in, or operates, any gas utility company, as defined in
Section 2(a)(4) of the 1935 Act, and because

FirstEnergy will not own or have any financial interest in any gas utility company following the Merger, FirstEnergy will not have acquired, and will not own or operate, a gas utility company.

                           (b)      SECTION 11 ANALYSIS.

                                    (i)   INTEGRATION. Section 10(c)(1) also
requires that an acquisition not be detrimental to carrying out the provisions of Section 11 of the Act. Section 11(b)(1), in pertinent part, requires, with limited exceptions, a registered holding company and its subsidiaries to limit their operations to "a single integrated public-utility system."

         Section 2(a)(29)(a) of the Act defines an integrated public utility system with respect to electric utility companies as:

                           a system consisting of one or more units of generating plants and/or transmission lines and/or distribution facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of interconnection and which under normal circumstances may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         On the basis of the statutory definition above, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

                                    (1) the utility assets of the system are
                  physically interconnected or capable of physical interconnection;

                                    (2) the utility assets, under normal
                  conditions, may be economically operated as a single interconnected and coordinated system;

                                    (3) the system must be confined in its
                  operations to a single area or region; and

                                    (4) the system must not be so large as to
                  impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

         ENVIRONMENTAL ACTION, INC. V. S.E.C., 895 F.2d 1255, 1263 (9th Cir.
1990) (quoting In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958)). The acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies satisfies each of these requirements.

         PHYSICAL INTERCONNECTION. Upon consummation of the Merger, FirstEnergy and the GPU Energy Companies, will be "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A). The electric service areas of the

GPU Energy Companies and FirstEnergy's current electric utility subsidiaries' service areas are adjacent to one another. (See Maps filed as Exhibits E-1, E-2 and E-3 hereto.) The Merger will unite a continuous, geographically compact system across Ohio, Pennsylvania, New Jersey and into New York.

         ATSI and GPU have one direct connection in the form of a direct tie line (the "Existing Interconnection"). This 345 kV line has ratings corresponding to 1643 MW in the Summer and 1781 MW in the Winter.(10) This interconnection is referred to as the Ashtabula-Erie West transmission line. Subsidiaries of each of the Applicants own the portion of the transmission line in their respective service territory. ATSI also has three ties to the east with Allegheny Energy: one at 345 kV, one at 138 kV, and a normally open tie at 69 kV. The combined Summer and Winter normal ratings of these 345 kV and 138 kV lines are 1616 MW and 1995 MW. Allegheny Energy in turn has numerous interconnections with PJM, including 15 direct interconnections to the GPU Energy Companies at voltages of 115 kV and above.

         In view of the above, the facts presented clearly support a finding that FirstEnergy and the GPU Energy Companies are "physically interconnected or capable of physical interconnection" within the meaning of Section 2(a)(29)(A) of the Act.

         SINGLE INTERCONNECTED AND COORDINATED SYSTEM. The proposed operation of the post-Merger FirstEnergy system will differ from the traditionally vertically integrated monopoly utility model. As retail competition and corporate restructuring are implemented on the combined FirstEnergy system, the Applicants will be required to separate the competitive energy procurement and sales function, including the operation of their electric generating facilities, from the transmission and distribution functions. This competitive energy procurement and sales function will be located in FirstEnergy Services. The post-Merger transmission and distribution operations will be located in ATSI and the FirstEnergy Companies, respectively. In accordance with the corporate separation plan required under Ohio law (see Item 1.A.2), generation will ultimately be transferred to GenCo.

         Section 2(a)(29)(A) of the Act requires that the utility assets, under normal circumstances, may be "economically operated as a single interconnected and coordinated system." Until recently, the Commission had interpreted this language to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs. See UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992). Recent orders by the Commission have broadened this interpretation of Section 2(a)(29)(A).

         While the definition reflects an assumption that the holding company would coordinate the operations of the integrated system, the Commission has recognized the "Congress did not intend to impose rigid concepts but instead expressly included flexible considerations" to accommodate changes in the electric utility industry. Mississippi Valley Generating Co., 36

----------

(10) This interconnection capacity from 1643 to 1781 MW is greater than that found acceptable in the AEP and CSW Merger (250 MW) and in the recent Exelon Corporation merger (100 MW). See American Electric Power Co., Inc., SUPRA, Holding Co. Act Release No. 27186; Exelon
     Corporation, SUPRA, Holding Co. Act Release No. 27256.

S.E.C. 159, 186 (1955), cited in Yankee Atomic Electric Co., 36 S.E.C. 552, 565
(1965). Thus, the Commission has considered advances in technology and the particular operating circumstances in applying the integration standards.

         The Commission has also recognized that FERC's initiative to create large, multi-company transmission organizations has created situations where the transmission systems of the merging entities may be located in whole or in part within different regional transmission organizations. Energy East Corp., Holding Co. Act Release No. 27224 (Aug. 31, 2000); American Electric Power Co., Inc., SUPRA, Holding Co. Act Release No. 27186. Companies participating in Regional Transmission Organizations ("RTO") are required to transfer ownership or operating control of their transmission facilities to the RTO. The FERC has required in its Order No. 2000 that an approved RTO must ensure the integration of reliability between other RTOs, and should maintain an open architecture in its structure that permits the RTO to evolve and expand as is necessary to increase the efficiency of its operations.

         FirstEnergy has stated to the FERC that it will satisfy the FERC's Order No. 2000 RTO requirements in the following manner. The GPU Energy Companies will remain in PJM, and ATSI will participate in the Alliance RTO. In the event that the Alliance RTO is not approved by the FERC, FirstEnergy will join another RTO, which meets the FERC's Order No. 2000 requirements. PJM has also made a filing to satisfy the FERC's Order No. 2000 requirements for RTOs. The Alliance RTO has proposed an inter-RTO agreement that if implemented by PJM and the Alliance would address inter-RTO planning issues. Additionally, transmission planning for the ATSI system will continue to be performed in compliance with East Central Area Reliability Coordination Agreement ("ECAR") reliability region criteria and under the supervision of the Alliance RTO. The transmission systems of PJM and ECAR are also assessed on a seasonal basis by two separate inter-regional coordination study groups, MAAC(11)-ECAR-NPCC(12) and VACAR(13)-ECAR-MAAC.

         The GPU Energy Companies' participation in PJM and ATSI's participation in the Alliance RTO is similar to the relationship approved in EnergyEast Corp., SUPRA, Holding Co. Act Release No. 27224. There New York State Electric & Gas Corporation and Central Maine Power Company had transferred scheduling and operational control over high-voltage transmission facilities to two Independent System Operators ("ISOs"), which combined the transmission and generation assets of the participants as a single electrical system, ensuring that transmission capacity was provided to enable the market to function. The Commission noted that these two ISOs coordinate their scheduling and operations so as to enable "cross-border" transactions to occur seamlessly. The Commission stated: "The high degree of integrated operations insures that the two systems are operated as a coordinated system in which the flow of energy is `centrally controlled and allocated, as need or economy directs,' and in which no generator, purchaser, or transmission owner operates in isolation." Compare American Electric Power Co., Inc., SUPRA, Holding Co. Act Release No. 27186.

----------
(11) "MAAC" means Mid-Atlantic Area Council.
(12) "NPCC" means Northeast Power Coordinating Council.
(13) "VACAR" means Virginia-Carolina Systems.

         Although coordination by PJM and the Alliance RTO should meet the newest standards of the Act as interpreted by the Commission, there are other means of coordination. Post-Merger, FirstEnergy's electric utility companies will also coordinate their energy production, trading and selling activities across the three state region so that utilization of existing assets can be maximized and new generating resources can be obtained on the most economic basis. Post-Merger, the electric utility companies will have available FirstEnergy's generating facilities, including new gas turbine capacity, to help satisfy the provider of last resort obligations imposed by New Jersey, Ohio and Pennsylvania law. The siting or acquisition of new generating resources will be planned on a single system basis with a view towards achieving locational efficiencies now possible with the combined system. Both the purchase and selling of power for the new FirstEnergy system will be coordinated within a single entity, FirstEnergy Services. Purchase of production inputs, operation and maintenance of generating facilities, billing and administration and acquisition of transmission services will also be consolidated within FirstEnergy Services and its subsidiaries. The Applicants expect the consolidation of the energy procurement and sales function within a single entity to allocate resources more efficiently, thereby decreasing overall production costs for the post-Merger FirstEnergy system.

         SINGLE AREA OR REGION. The "single integrated system" of FirstEnergy and its subsidiaries are currently confined in its operations to a single area or region, namely, the northeastern part of the United States. Exhibit E-3 shows the "single integrated system" of post-Merger FirstEnergy, which will be confined to Ohio, Pennsylvania, New Jersey and a small portion of New York. See American Electric Power Co., Inc., SUPRA, Holding Co. Act Release No. 27186.

         LOCALIZED MANAGEMENT, EFFICIENT OPERATION AND EFFECTIVE REGULATION. The Commission's past decisions on "localized management" show that the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies fully preserves the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Inc., SUPRA, Holding Co. Act Release No. 20633 (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., Holding Co. Act Release No. 13116 (March 2,
1956)(localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986)(advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); (iii) the preservation of corporate identities, see Northeast Utilities, SUPRA, Holding Co. Act Release No. 25221 (utilities "will be maintained as separate New Hampshire corporations . .
 .[;] [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., Holding Co. Act Release No. 24599 (March 15,
1988)(benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., Inc., SUPRA, Holding Co. Act Release No. 20633 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

         The acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies satisfies all of these factors.

         FirstEnergy's management, following the Merger, will be drawn from the present management of FirstEnergy and that of GPU. As discussed above in Item 3.A.1, under the Merger Agreement, the Board of Directors of FirstEnergy after the Merger will consist of sixteen members, ten of whom will be designated by the current Board of Directors of FirstEnergy and six of whom will be designated by the current Board of Directors of GPU prior to the effective time of the Merger, with special provisions for pre-Merger representation and in the event of vacancies for the first two years following the effective time of the Merger. In addition, Fred D. Hafer, current Chairman, President and Chief Executive Officer of GPU, will serve as Chairman of FirstEnergy from the effective time until he reaches the age of 62 or is no longer willing or able to so serve.

         The proposed transaction will have no adverse impact on the GPU Energy Companies' continued ability to provide safe, adequate and proper utility service to its customers, nor will it in any way affect the state regulatory authority's continuing jurisdiction over the adequacy and reliability of customer service. Post-Merger FirstEnergy will c4ontinue to use the "GPU Energy" name in connection with the provision of services to customers of JCP&L, Met-Ed and Penelec (until otherwise determined by post-Merger FirstEnergy), while reflecting its affiliation with FirstEnergy.

         Although the headquarters of the combined company will be located in Akron, Ohio, FirstEnergy has agreed that JCP&L will maintain its offices and a presence in Morristown, New Jersey, and that Met-Ed and Penelec will maintain their offices and presence in Reading, Pennsylvania, subject to the authority of the Board of Directors of post-Merger FirstEnergy to manage the combined company's affairs. Local control over operations of the GPU Energy Companies will be preserved. The FirstEnergy Companies have been organized in such a way as to delegate operating responsibility and authority to regional management, rather than to central control. The GPU Energy Companies are in the process of being reorganized on the basis of a regional model that is consistent with FirstEnergy's philosophy.

         Initially, the Pennsylvania and New Jersey service territories will each be segmented into two regions, each of which will have designated to it a Regional President. The Regional President and his or her staff will have the authority and the obligation to oversee the region's distribution operations and its relationships with the communities that it serves, as well as the responsibility for maintaining and improving local reliability and customer service quality.

         Post-Merger the GPU Energy Companies will become direct subsidiaries of FirstEnergy. They will retain their separate corporate identities within the FirstEnergy system. Moreover, with modern-day telecommunications capabilities, there should be no difficulty in the ability of these companies to communicate with FirstEnergy's headquarters in nearby Ohio.

                                    (ii) STRUCTURE AND VOTING POWER. Section
11(b)(2) of the Act directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies in the context of the Merger is consistent with Section 11(b)(2). The resulting capital structure is not unduly complicated, as discussed in Item 3.A.3 above. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), AFF'D SUB NOM, ENVIRONMENTAL ACTION, INC. V. S.E.C., 895 F.2d 1255 (9th Cir. 1990) (Commission incorporates its Section 10(b)(3) capital structure analysis into its Section 11(b)(2) corporate structure analysis).

         Section 11(b)(2) also requires FirstEnergy to have a simple corporate structure. In particular, Section 11(b)(2) limits a registered holding company to no more than two tiers of holding companies and directs the Commission to evaluate the facts and circumstances "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure . . . of such holding-company system." Post-Merger FirstEnergy will be within the requirements of Section 11(b)(2).

         FirstEnergy, Ohio Edison and Met-Ed will be the only holding companies within the FirstEnergy system. Only FirstEnergy will be a registered holding company and only Ohio Edison and Met-Ed will have any utility company subsidiaries. In prior proceedings, the Commission has determined that the existence of a second tier holding company satisfies the Section 11(b)(2) test. See, e.g., Entergy Corp., SUPRA, Holding Co. Act Release No. 25952 (Commission found that addition of an exempt sub-holding company to a registered holding company system did not create an undue or unnecessary corporate complexity).

         Second, the acquisition of all of the issued and outstanding voting securities of the GPU Energy Companies by FirstEnergy will not unduly or unnecessarily complicate the structure of the FirstEnergy system. Rather, these subsidiaries will join FirstEnergy's other direct subsidiaries as first-tier subsidiaries. This is a straightforward way to integrate the GPU Energy Companies into the FirstEnergy system and does not serve to complicate the system's structure. Moreover, GPU will not survive as a subholding company.

                                    (iii) RETENTION BY FIRSTENERGY OF
NON-UTILITY BUSINESSES. As a result of the Merger, the non-utility businesses and interests of GPU will be acquired by FirstEnergy. The non-utility businesses and interests of GPU have been considered by the Commission and found to be within the standards of Section 11, see, e.g., GPU, Inc., Holding Co. Act Release No. 35-27165 (April 14, 2000) (MYR approved). Filed as Exhibit L-2 hereto is a list of the non-utility businesses and interests of GPU with the applicable exemption or Commission Order showing the approval by the Commission of the acquisition or retention by GPU of such non-utility businesses, which will be transferred to FirstEnergy as part of the Merger.

         FirstEnergy is seeking authorization to retain the non-utility interests it currently holds, as well the non-utility interests of GPU it will hold post-Merger, which have already been considered by the Commission and held to be retainable under the standards of Section 11. Set forth in Exhibit L-1 hereto (to be filed by amendment) are a list of the non-utility businesses and interests held by FirstEnergy. As set forth in Exhibit L-1 hereto, there is sufficient precedent to permit retention by FirstEnergy of the non-utility interests currently held by FirstEnergy and its subsidiaries.

                  2. SECTION 10(c)(2). EFFICIENCIES AND ECONOMIES. As the following discussion will demonstrate, the Merger will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system, as required by Section 10(c)(2) of the Act.

         The acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2) of the Act. FirstEnergy anticipates that its acquisition of all of the issued and outstanding voting securities of the GPU Energy Companies will result in cost reductions. The savings following the Merger is estimated to be approximately $1.5 billion over ten years (or an average of $150 million per year), net of implementation costs. This estimate is based upon an assumed five percent reduction in nongenerating operating and maintenance costs which has been typical of other mergers of public utility companies.

         Generally, these estimated net cost savings result from a combination of improved operating efficiencies, elimination of duplicative activities and procurement efficiencies. In addition, other benefits will be realized by post-Merger FirstEnergy system. While difficult to quantify, FirstEnergy believes that these benefits are substantial and include competitive pricing and increased service. These additional benefits are described below.

         COMPETITIVE PRICING. By acquiring all of the issued and outstanding voting securities of the GPU Energy Companies, FirstEnergy will be able to more effectively meet customer demand for reliable, low-cost power in the face of increased competition among suppliers and will create operating efficiencies, such as an increased capacity factor for FirstEnergy's generating plants, that will allow FirstEnergy to be able to produce and deliver competitively priced power to such customers.

         INCREASED SERVICE. FirstEnergy's customer base will increase in size and become more diverse following the acquisition of all of the issued and outstanding voting securities of the GPU Energy Companies. The combined service territories of post-Merger FirstEnergy will be more diverse than FirstEnergy's and the GPU Energy Companies' individual service territories, reducing exposure to adverse changes in any sector's economic and competitive conditions. After the Merger, FirstEnergy plans to expand relationships with existing customers and to develop relationships with new customers in its service areas, using combined distribution channels to market innovative energy-related products throughout the region at competitive prices. FirstEnergy will be able to provide customers with a wider range of energy services and products and enhanced service capabilities, following the Merger, than it can at the present time.

         OPERATING EFFICIENCIES. FirstEnergy expects that the Merger will create operating efficiencies, such as enhanced system flexibility in the delivery of energy and a potentially increased capacity factor for its generating plants as a result of off-peak power being available for use by the GPU Energy Companies.

         ADMINISTRATIVE SAVINGS. FirstEnergy believes that labor reductions will be obtained through attrition, controlled hiring and voluntary and involuntary severance programs. FirstEnergy anticipates that, over time, the Merger will permit the elimination of certain duplicative activities and will allow for the more efficient use of combined staffing, particularly with respect to corporate and administrative positions at the service company and holding company levels. FirstEnergy also expects reductions in duplicative corporate and administrative expenses to come from such areas as insurance, facilities, professional services and advertising.

         From a reliability perspective, the Merger is expected to facilitate synergies between FirstEnergy and GPU and build upon areas of expertise and common experience. One major component of customer service reliability will be fostered by making additional resources available when needed to meet emergencies, such as storms and other related matters.

         As of December 31, 1999, post-Merger FirstEnergy, with assets of approximately $40 billion, would have been the sixth largest investor-owned electric utility system in the United States. The scale of post-Merger FirstEnergy will enable it to compete more effectively in the increasingly competitive electric utility industry. Post-Merger FirstEnergy will possess the management, employee experience, technical expertise, retail customer base, energy and related services platform and financial resources to grow and succeed in the rapidly changing energy marketplace.

         It has become apparent over the last few years that the evolving competitive electricity market requires participants to seek and create economies of scale, reduce duplicative activities and practices and enhance operating and procurement efficiencies in an effort to be competitive. By combining their resources, their years of utility experience and considerable expertise, GPU and FirstEnergy will significantly enhance each other's overall capabilities. The sum of these companies will truly be better than their individual components. The Merger will create a stronger parent company that is better positioned to compete and to attract capital on reasonable terms for its public utility subsidiaries.

         C.       SECTION 10(f)

         Section 10(f) provides that

                  The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         As described in Item 4 of this Application/Declaration, FirstEnergy and GPU intend to comply with all applicable state laws related to the acquisition by FirstEnergy of all of the issued and outstanding voting securities of the GPU Energy Companies in the context of the Merger.


ITEM 4.           REGULATORY APPROVALS

         Set forth below is a summary of the regulatory approvals that the Applicants have obtained or expect to obtain in connection with FirstEnergy's acquisition of all of the issued and outstanding voting securities of the GPU Energy Companies. Except as set forth below, no other state or local regulatory body or agency, and no other federal commission or agency, has jurisdiction over the transactions proposed herein.

         A.       FEDERAL POWER ACT

         Section 203 of the FPA provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly, merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility without first having obtained authorization from the FERC. Because FirstEnergy and GPU own "jurisdictional facilities" under the FPA, FERC approval under Section 203 is required before FirstEnergy and GPU may consummate the Merger. Section 203 provides that the FERC is required to grant its approval if the Merger is found to be consistent with the public interest.

         On November 9, 2000, GPU and FirstEnergy filed a joint application with the FERC (a copy of which is filed as Exhibit D-1 hereto), requesting the required FERC approval. A copy of an order approving the Merger by the FERC will be filed by amendment as Exhibit D-2.

         B.       STATE PUBLIC UTILITY REGULATION

         PUCO. FirstEnergy believes that approval of the Merger by the PUCO is not required.

         PPUC. Penn Power, Met-Ed and Penelec are currently subject to the jurisdiction of the PPUC. Under Chapter 11 of the Pennsylvania Public Utility Code, any public utility must obtain a certificate of public convenience before it (or any affiliate) may acquire from, or transfer to, another entity the title to, or the possession or use of, any property used or useful in the public service. In addition, under the PPUC's policy, a merger that results in the change in control of an existing Pennsylvania public utility, which includes a change in the controlling interest of the utility's parent) requires the issuance of a certificate of public convenience by the PPUC.

         On November 9, 2000, GPU, Met-Ed, Penelec and FirstEnergy filed a joint application with the PPUC. A copy of the application is attached hereto as Exhibit D-3. The order will be filed by amendment as Exhibit D-4.

         NJBPU. The transfer of the ownership or control or the Merger of GPU and FirstEnergy, as the parent company of JCP&L, is subject to the jurisdiction of the NJBPU. Pursuant to Title 48 of the New Jersey Statutes Annotated, no person may acquire or seek to acquire control of a public utility directly or indirectly through the medium of an affiliated or parent corporation without first requesting and receiving approval of the NJBPU. In addition, the prior authorization of the NJBPU is required for any transfer of stock to another public utility, or a transfer that vests another corporation with a majority interest in the stock of a public utility.

         On November 9, 2000, FirstEnergy, GPU and JCP&L filed a joint petition seeking approval of the NJBPU consistent with these requirements. A copy of the petition to the NJBPU is filed as Exhibit D-5 hereto, and the resulting order will be filed by amendment as Exhibit D-6 hereto.

         NYPSC. It is believed that approval of the Merger by the NYPSC is not required.

         C.       ATOMIC ENERGY ACT

         The Atomic Energy Act of 1954, as amended, provides that an NRC license for nuclear generating facilities may not be transferred or in any manner disposed of, directly or indirectly, through the transfer of control, unless the NRC finds that the transfer complies with the Atomic Energy Act and consents to the transfer.

         On September 26, 2000 FirstEnergy and GPU filed a joint application with the NRC, requesting its approval of the indirect transfer of control of the interests in the possession-only licenses for Three Mile Island Unit No. 2 and Saxton, to the extent required by the Atomic Energy Act. A copy of this application is filed as Exhibit D-7 hereto, and the order granting approval of such indirect transfer of control will be filed by amendment as Exhibit D-8 hereto.

         D.       ANTITRUST CONSIDERATIONS

         The HSR Act and the rules and regulations thereunder provide that a transaction such as the Merger may not be consummated until certain information has been submitted to the DOJ and the FTC and specified HSR Act waiting period requirements have been satisfied. The expiration or termination of the HSR Act waiting period would not preclude the DOJ or the FTC from challenging the Merger on antitrust grounds. If the Merger is not consummated within twelve months after the expiration or termination of the HSR Act waiting period, new pre-merger notifications would need to be submitted to the DOJ and the FTC and a new HSR Act waiting period would have to expire or be terminated before the Merger could be consummated. FirstEnergy and GPU will comply with the provisions of the HSR Act.

         E.       TELECOMMUNICATIONS

         GPU, itself or through one or more subsidiaries, holds various radio licenses subject to the jurisdiction of the FCC under Title III of the Communications Act. Under Section 310 of the Communications Act, no station license may be assigned or transferred, directly or indirectly, except upon application to and approval by the FCC. On November 14 and 15, 2000, applications were made with the FCC for authority to transfer control of certain licenses held by the GPU Energy Companies to FELHC. The Applicants expect the FCC to approve the transfer of the licenses prior to the consummation of the Merger.

         F.       OTHER

         FirstEnergy may file other applications for, or request, certain other consents or authorizations by federal, state or municipal agencies in connection with the issuance of securities, system operations and franchises or any other activities subject to regulatory approval.


ITEM 5.           PROCEDURE

         The Applicants request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction and that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.


ITEM 6.           EXHIBITS AND FINANCIAL STATEMENTS

         A.       EXHIBITS


EXHIBIT
-------

A-1 Articles of Incorporation of GPU, Inc., as amended - Incorporated by reference to Exhibit 3-A-2, 1996 Annual Report on Form 10-K, SEC File No. 1-6047.

A-2              By-Laws of GPU, Inc., as amended - Incorporated by reference to
                 Exhibit 3-B, 1999 Annual Report on Form 10-K, SEC File No. 1-6047.

A-3 Restated Certificate of Incorporation of JCP&L, as amended - Incorporated by reference to Exhibit 3-A, 1990 Annual Report on Form 10-K, SEC File No. 1-3141.

A-4 Certificate of Amendment to Restated Certificate of Incorporation of JCP&L, dated June 19, 1992 - Incorporated by reference to Exhibit A-2(a), Certificate Pursuant to Rule 24, SEC File No. 70-7949.

A-5 Certificate of Amendment to Restated Certificate of Incorporation of JCP&L, dated June 19, 1992 - Incorporated by reference to Exhibit A-2(a)(I), Certificate Pursuant to Rule 24, SEC File No. 70-7949.

A-6              By-Laws of JCP&L, as amended - Incorporated by reference to
                 Exhibit 3-B, 1993 Annual Report on Form 10-K, SEC File No. 1-3141.

A-7 Restated Articles of Incorporation of Penelec dated March 8, 1999 - Incorporated by reference to Exhibit 3-G, 1999 Annual Report on Form 10-K, SEC File No. 1-3522.

A-8              By-Laws of Penelec, as amended.

A-9 Restated Articles of Incorporation of Met-Ed dated March 8, 1999 - Incorporated by reference to Exhibit 3-E, 1999 Annual Report on form 10-K, SEC File No. 1-446.

A-10             By-Laws of Met-Ed, as amended.

A-11 Amended Articles of Incorporation of FirstEnergy - Incorporated by reference to Exhibit (3)-1, Form S-4 Registration Statement filed on February 3, 1997, SEC File No. 333-21011.

A-12 FirstEnergy Amended Code of Regulations - Incorporated by reference to Exhibit (3)-2 , Form S-4 Registration Statement filed on February 3, 1997, SEC File No. 333-21011.

B-1 Agreement and Plan of Merger dated as of August 8, 2000, between GPU

EXHIBIT
-------

                 and FirstEnergy - Incorporated by reference to Appendix A to the Joint Proxy Statement/Prospectus, Exhibit C-2 hereto.

C-1 Amendment No. 1 to Registration Statement on Form S-4 filed on October 13, 2000, SEC File No. 333-46444 (excluding all exhibits thereto).

C-2 Joint Proxy Statement/Prospectus, included in Form S-4 Registration Statement, Exhibit C-1 hereto.

D-1              Joint Application of FirstEnergy and GPU to the FERC.

D-2              Order of the FERC.*

D-3              Joint Application to the PPUC.

D-4              Order of the PPUC.*

D-5              Joint Petition to NJBPU.

D-6              Order of the NJBPU.*

D-7              Joint Application of FirstEnergy and GPU to the NRC.

D-8              Order of the NRC.*

E-1              Map of FirstEnergy system as of December 31, 1999.+

E-2              Map of GPU system.+

E-3              Map of Post-Merger FirstEnergy system.*+

F-1              Preliminary Opinion of Counsel.*

F-2 Past Tense Opinion of Counsel (to be filed with certificate of notification).*

G-1              Financial Data Schedules.*

H-1 FirstEnergy Form U-3A-2, "Statement by Holding Company Claiming Exemption under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 29, 2000 - Incorporated by reference to such filing, File No. 69-423.

I-1              Form of Notice of Application.*

J-1 Form 10-K Annual Report of GPU for the year ended December 31, 1999 - Incorporated by reference to such filing, SEC File No. 1-6047.

J-2 Form 10-K Annual Report of JCP&L for the year ended December 31, 1999 - Incorporated by reference to such filing, SEC File No. 1-3141.

EXHIBIT
-------

J-3 Form 10-K Annual Report of Penelec for the year ended December 31, 1999 - Incorporated by reference to such filing, SEC File No. 1-3522.

J-4 Form 10-K Annual Report of Met-Ed for the year ended December 31, 1999 - Incorporated by reference to such filing, SEC File No. 1-0446.

J-5 Form 10-K Annual Report of FirstEnergy for the year ended December 31, 1999 - Incorporated by reference to such filing, SEC File No. 333-21011.

J-6 Form 10-Q Quarterly Report of GPU for the quarter ended September 30, 2000 -Incorporated by reference to such filing, SEC File No. 1-6047.

J-7 Form 10-Q Quarterly Report of JCP&L for the quarter ended September 30, 2000 - Incorporated by reference to such filing, SEC File No. 1-3141.

J-8 Form 10-Q Quarterly Report of Penelec for the quarter ended September 30, 2000 - Incorporated by reference to such filing, SEC File No. 1-3522.

J-9 Form 10-Q Quarterly Report of Met-Ed for the quarter ended September 30, 2000 -Incorporated by reference to such filing, SEC File No. 1-0446.

J-10 Form 10-Q Quarterly Report of FirstEnergy for the quarter ended September 30, 2000 - Incorporated by reference to such filing, SEC File No. 333-21011.

K-1              Organizational Chart of Post-Merger FirstEnergy.*

K-2 Comparison of Electric Utility Companies on Various Indicators of Size.

K-3 Analysis of Assets, Revenues and Electric Customers of FirstEnergy, GPU and the Combined Company.

L-1              Retention of FirstEnergy's Non-Utility Businesses.*

L-2              GPU's Non-Utility Businesses with Applicable Exemption or
                 Commission Order.

M-1 Morgan Stanley Fairness Opinion, filed as Appendix B to the Joint Proxy Statement/Prospectus, Exhibit C-2 hereto.

M-2 Salomon Fairness Opinion, filed as Appendix C to the Joint Proxy Statement/Prospectus, Exhibit C-2 hereto.

----------------------
*To be filed by amendment.
+To be filed by paper copy.

         B.       FINANCIAL STATEMENTS
                  --------------------
EXHIBIT
-------

FS-1 GPU Consolidated Balance Sheet as of December 31, 1999 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-1 hereto.

FS-2 GPU Consolidated Statements of Income for fiscal years 1997, 1998 and 1999 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-1 hereto.

FS-3 JCP&L Consolidated Balance Sheet as of December 31, 1999 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-2 hereto.

FS-4 JCP&L Consolidated Statements of Income for its fiscal years 1997, 1998 and 1999 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-2 hereto.

FS-5 Penelec Consolidated Balance Sheet as of December 31, 1999 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-3 hereto.

FS-6 Penelec Consolidated Statements of Income for fiscal years 1997, 1998 and 1999 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-3 hereto.

FS-7 Met-Ed Consolidated Balance as of December 31, 1999 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-4 hereto.

FS-8 Met-Ed Consolidated Statements of Income for fiscal years 1997, 1998 and 1999 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-4 hereto.

FS-9             FirstEnergy Consolidated Balance Sheet as of December 31, 1999
                 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-5 hereto.

FS-10 FirstEnergy Consolidated Statements of Income for fiscal years 1997, 1998 and 1999 - Incorporated by reference to Form 10-K Annual Report for the year ended December 31, 1999, Exhibit J-5 hereto.

----------
*To be filed by amendment.

         There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from September 30, 2000, to the date of this Application/Declaration.

ITEM 7.          INFORMATION AS TO ENVIRONMENTAL EFFECTS
                 ---------------------------------------
         The proposed transactions neither involve a "major federal actions" significantly affecting the quality of the human environment" as set forth in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 ET SEQ. Consummation of the Merger will not result in changes in the operations of FirstEnergy or any of the GPU Energy Companies that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  November 20, 2000
                           FIRSTENERGY CORP.


                           By: /s/
                              ------------------------------------------------
                                H. Peter Burg
                                Chairman and Chief Executive Officer


                           GPU, INC.




                           By: /s/
                              ------------------------------------------------
                                T. G. Howson
                                Vice-President and Treasurer